Exhibit 99.1
Deutsche Bank
DEUTSCHE BANK INTERIM REPORT AS OF SEPTEMBER 30, 2007

THE GROUP AT A GLANCE

	Nine months ended
	Sep 30, 2007	Sep 30, 2006
Share price at period end	€ 90.38	€ 95.16

Share price high	€ 118.51	€ 100.20

Share price low	€ 87.16	€ 80.74

Basic earnings per share	€ 11.66	€ 9.04

Diluted earnings per share[1]	€ 11.13	€ 8.05

Average shares outstanding, in m., basic	473	468

Average shares outstanding, in m., diluted	496	522

Return on average total shareholders’ equity (post tax)	20.8%	19.5%

Pre-tax return on average total shareholders’ equity	27.5%	29.5%

Pre-tax return on average active equity	33.1%	34.4%

Net asset value per shares issued[2]	€ 69.65	€ 56.92

Net asset value per basic shares outstanding[3]	€ 77.41	€ 63.22

Cost/income ratio[4]	67.6%	69.1%

Compensation ratio[5]	42.2%	44.2%

Non-compensation ratio[6]	25.4%	24.9%

	in € m.	in € m.

Total revenues	23,454	21,318

Provision for credit losses	283	168

Total noninterest expenses	15,859	14,726

Income before income tax expense	7,312	6,424

Net income	5,540	4,251

	Sep 30, 2007	Dec 31, 2006

	in € bn.	in € bn.

Total assets	1,879	1,572

Shareholders’ equity	36.8	32.7

BIS core capital ratio (Tier I)	8.8%	8.5%

	Number	Number

Branches	1,868	1,717

thereof in Germany	991	934

Employees (full-time equivalent)	77,920	68,849

thereof in Germany	27,799	26,401

Long-term rating

Moody’s Investors Service	Aa1	Aa3

Standard & Poor’s	AA	AA–

Fitch Ratings	AA–	AA–

The reconciliation of average active equity and related ratios is provided on page 72 of this report.
1	Including numerator effect of assumed conversions. The effect for the nine months ended September 30, 2007 and 2006 was € 0.00 and € (0.05), respectively.

2	Net asset value per shares issued is defined as shareholders’ equity divided by the number of shares issued (both at period end).

3	Net asset value per basic shares outstanding is defined as shareholders’ equity divided by the number of basic shares outstanding (both at period end).

4	Total noninterest expenses as a percentage of total net interest revenues before provision for credit losses plus noninterest revenues.

5	Compensation and benefits as a percentage of total net interest revenues before provision for credit losses plus noninterest revenues.

6
Non-compensation noninterest expenses, which is defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest revenues before provision for credit losses plus noninterest revenues.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

// 5

Management Report
DISCUSSION OF GROUP RESULTS
2007 TO 2006 THREE MONTHS COMPARISON
NET REVENUES for the third quarter 2007 were € 5.1 billion, down 20 % versus the third quarter 2006. In the Corporate and Investment Bank (CIB), revenues were € 1.9 billion, down by € 2.1 billion, or 52%, reflecting charges totaling € 2.2 billion in Corporate Banking & Securities (CB&S). Of these charges, € 1.6 billion were taken on trading activities in relative value trading in both debt and equity, CDO correlation trading and residential mortgage-backed securities. Reflecting these charges, revenues in Sales & Trading (Debt and other products) declined 71 % versus the prior year quarter to € 576 million. Revenues in Sales & Trading (Debt and other products) included a gain of € 22 million related to the impact of the widening of structured debt spreads on Deutsche Bank issued notes, which we have elected to account for under the fair value option. Revenues in Sales & Trading (Equity) declined 38 % to € 428 million. In addition, charges of € 603 million (net of fees) were taken against leveraged loans and loan commitments, over and above charges already taken in the second quarter 2007. Reflecting these charges, Origination revenues were negative € 120 million. By contrast, Advisory revenues were € 269 million, their best-ever level for a quarter. Revenues in Global Transaction Banking (GTB) rose 22 % to € 661 million, driven by strong volumes in all key product areas.
In Private Clients and Asset Management (PCAM), revenues rose 19 % to € 2.6 billion. In Asset and Wealth Management (AWM), revenues rose 24 % to € 1.1 billion, partly reflecting strong performance fees in retail and alternative asset management, and the increased invested asset base. In Private & Business Clients (PBC), revenues rose 15 % to € 1.4 billion, reflecting growth in both brokerage and loan/deposit revenues and contributions from Berliner Bank and norisbank.
In Corporate Investments (CI), revenues were € 654 million, compared to € 81 million in the prior year quarter, reflecting gains on the sale of industrial holdings (principally Allianz SE and Linde AG), the sale/leaseback of the premises at 60 Wall Street, and appreciation of our option to increase our investment in Hua Xia Bank Co. Ltd., in China.
PROVISION FOR CREDIT LOSSES was € 105 million, up from € 76 million in the third quarter 2006. This development reflects the acquisitions of Berliner Bank and norisbank in PBC, and an increase in provision for credit losses in CIB of € 8 million due to lower net releases.
NONINTEREST EXPENSES were € 3.5 billion, down by 22 % versus the third quarter 2006. Compensation expenses were € 1.7 billion, compared to € 2.7 billion in the prior year quarter, primarily reflecting lower performance-related compensation expenses driven by lower revenues during the quarter. Non-compensation expenses for the quarter were € 1.8 billion, unchanged versus the prior year quarter. Non-compensation expenses in the current quarter benefited from an agreement with the tax authorities to allow application of a refined methodology for recovery of value added tax paid in prior years and insurance reimbursements relating to litigation cases settled in previous periods.
INCOME BEFORE INCOME TAXES for the quarter was € 1.4 billion, down 19 % versus the third quarter of 2006. Pre-tax return on average active equity for the quarter was 19%. Per the bank’s target definition, which excludes € 491 million of significant gains (net of related expenses) in the current quarter, pre-tax return on average active equity was 12%.

// MANAGEMENT REPORT	// 6

NET INCOME for the quarter was € 1.6 billion, up 31 % versus the third quarter 2006. The net impact of income taxes in the quarter was positive, principally reflecting several factors: the effects of German tax reform, utilization of capital losses, successful resolution of outstanding tax matters, and claims relating to current and prior years, which totaled approximately € 600 million. Diluted earnings per share for the quarter were € 3.31, up 36 % versus € 2.43 in the third quarter 2006. The increase of current quarter diluted earnings per share reflects a reduction in the number of dilutive shares resulting from the modification of certain derivative contracts, related to trading in Deutsche Bank shares, in late 2006. Excluding this effect, the increase in diluted earnings per share over the prior year quarter would have been € 0.78, or 31%.
THE BIS TIER I RATIO was 8.8 % at the end of the quarter, up from 8.4 % at the end of the second quarter 2007, at the upper end of the bank’s published target range of between 8 % and 9%, reflecting increased retained earnings and tight discipline of capital usage. Risk-weighted assets were € 311 billion at the end of the quarter, up by € 4 billion versus the end of the second quarter. During the quarter, the bank repurchased 1.4 million shares, or 0.3 % of shares issued, at an average purchase price of € 96.75 per share.
2007 TO 2006 NINE MONTHS COMPARISON
NET REVENUES in the first nine months of 2007 were € 23.5 billion, up 10 % versus the same period 2006. Revenues in CIB grew slightly to € 14.6 billion. In CB&S, revenues remained virtually unchanged compared to the first nine months of 2006 at € 12.7 billion. Revenues in Sales & Trading (Debt and other products) declined year-on-year primarily following the exceptional turbulence in the credit markets during the third quarter 2007, partly offset by strong performance in the money markets, rates and foreign exchange businesses. Earnings in Sales & Trading (Equity) benefited from strong performances in Prime Services and equity derivatives. Origination (Debt) revenues were negatively impacted by the write-downs on leveraged loans and loan commitments in the second and third quarter. Origination (Equity) and Advisory rose on the back of strong market developments in fees and volumes during 2007. Revenues in Global Transaction Banking (GTB) rose 17%, or € 284 million, to € 1.9 billion as a result of high growth in payment volumes and new customer flows.
For the first nine months of 2007 revenues in PCAM were € 7.6 billion, up 11%, or € 738 million, compared to the same period last year. In AWM, revenues rose 8%, or € 244 million, to € 3.3 billion, reflecting increases in both invested assets and customer activity. PBC’s revenues rose by 13%, or € 494 million, to € 4.3 billion, reflecting organic and acquisition-related business growth.
In CI, revenues for the first nine months of 2007 were € 1.4 billion compared to € 407 million during the same period last year. Higher revenues in 2007 primarily reflected increases in gains on the sale of industrial holdings and from the sale/leaseback of our 60 Wall Street premises in New York.
PROVISIONS FOR CREDIT LOSSES were € 283 million, up from € 168 million in the first nine months of 2006. This development reflects the acquisitions of Berliner Bank and norisbank in PBC, and lower provision releases in CIB.

// 7

NONINTEREST EXPENSES for the first nine months of 2007 were € 15.9 billion, up by 8 % compared to the same period in 2006. Compensation expenses were € 9.9 billion, compared to € 9.4 billion in the prior year period, primarily reflecting increased staff levels and higher amortization of equity compensation. This was partly offset by lower performance-related compensation in line with business performance. Non-compensation expenses were € 6.0 billion, an increase of 12 % versus the first nine months of 2006. This increase was mainly due to acquisition-related and organic business growth, partly compensated by aforementioned effects in the third quarter.
INCOME BEFORE INCOME TAXES for the first nine months of 2007 was € 7.3 billion, up 14 % versus the prior year period. Pre-tax return on average active equity for the first nine months was 33%. Per the bank’s target definition, which excludes € 873 million of significant gains (net of related expenses), pre-tax return on average active equity was 29%.
NET INCOME for the first nine months of 2007 was € 5.5 billion, up 30 % versus the same period in 2006. The effective tax rate for the first nine months of 2007 was 24%, compared to 34 % for the first nine months of 2006. The positive tax impact was mainly caused by following factors: the effects of German tax reform, utilization of capital losses, successful resolution of outstanding tax matters, recoverable taxes subsequent to decisions of the European Court of Justice regarding the non-conformity of certain German tax provisions with the European Community Treaty and claims relating to the current and prior years. For the first nine months of 2007, diluted earnings per share were € 11.13, up 38 % versus € 8.05 in the first nine months of 2006. The increase of current year diluted earnings per share benefited from the modification of certain derivative contracts, related to trading in Deutsche Bank shares, in late 2006. Excluding the aforementioned effect, the increase in diluted earnings per share over the prior year period would have been € 2.65, or 31%.
BUSINESS SEGMENT REVIEW
CORPORATE AND INVESTMENT BANK GROUP DIVISION (CIB)

	Three months ended		Change in %	Nine months ended		Change in %
in € m.	Sep 30, 2007	Sep 30, 2006		Sep 30, 2007	Sep 30, 2006
Net revenues	1,926	4,030	(52)	14,620	14,371	2

Provision for credit losses	(19)	(27)	(30)	(82)	(118)	(31)

Noninterest expenses	1,853	2,851	(35)	10,206	9,559	7

Minority interest	8	9	(11)	18	30	(40)

Income before income tax expense	85	1,198	(93)	4,477	4,901	(9)

CIB’s net revenues for the quarter were € 1.9 billion, a decrease of 52%, or € 2.1 billion, versus the third quarter 2006. Noninterest expenses were € 1.9 billion, a decrease of 35%, or € 998 million, compared to the prior year quarter. Income before income taxes of € 85 million in the third quarter 2007 was 93%, or € 1.1 billion, below the same quarter last year.
In the first nine months of 2007, CIB’s net revenues were € 14.6 billion, an increase of 2%, or € 248 million, versus the first nine months of 2006. Noninterest expenses of € 10.2 billion increased by 7%, or € 647 million, compared to the same period last year. Income before income taxes was € 4.5 billion, down 9%, or € 423 million from the first nine months of 2006.

// MANAGEMENT REPORT	// 8
CORPORATE BANKING & SECURITIES CORPORATE DIVISION (CB&S)

	Three months ended		Change in %	Nine months ended		Change in %
in € m.	Sep 30, 2007	Sep 30, 2006		Sep 30, 2007	Sep 30, 2006
Net revenues	1,265	3,488	(64)	12,691	12,727	(0)

Provision for credit losses	(17)	(19)	(8)	(80)	(88)	(9)

Noninterest expenses	1,454	2,471	(41)	9,000	8,436	7

Minority interest	8	9	(11)	18	30	(40)

Income before income tax expense	(179)	1,027	N/M	3,754	4,349	(14)

N/M – Not meaningful

2007 TO 2006 THREE MONTHS COMPARISON
SALES & TRADING (DEBT AND OTHER PRODUCTS) generated revenues of € 576 million in the third quarter 2007, a decrease of 71%, or € 1.4 billion, versus the third quarter 2006. Performance suffered primarily from the rapid loss of liquidity in credit markets from August onwards. The substantial market turbulence caused breakdowns in relationships between credit securities and hedging instruments such as derivatives based on broad market indices. These together with the loss of liquidity negatively impacted credit trading positions in relative value trading, CDO correlation trading and residential mortgage-backed securities, even after taking into account significant gains on offsetting hedge positions.
However, the third quarter benefited from the strong performance of our money markets, rates and foreign exchange trading businesses due to investors’ increased demand for safer and more liquid instruments. CB&S experienced record volumes in foreign exchange and interest rate swaps and was among the most consistent market makers in both products, providing valuable liquidity in a time of great stress for our clients. In addition to the aforementioned factors the third quarter 2007 included a gain of € 22 million related to the impact of the widening of structured debt spreads on Deutsche Bank issued notes, which we have elected to account for under the fair value option.
SALES & TRADING (EQUITY) generated revenues of € 428 million in the third quarter 2007, a decrease of 38%, or € 262 million, versus the third quarter 2006. Earnings in our customer-driven equities businesses were modestly ahead of third quarter 2006, with gains in cash equities particularly in non-Japan Asia and structured products. Performance in equity derivatives was, however, negatively affected by the cost of hedging against significant market corrections. Prime Services was strong across almost all regions based on significant new mandates and increased wallet share with existing clients. We reported a loss for the quarter in our designated equity proprietary trading business, where market dislocations and corrections adversely impacted our relative value and other trading strategies.
ORIGINATION AND ADVISORY generated revenues of € 148 million in the third quarter 2007, a decrease of 77%, or € 493 million, versus the third quarter 2006. Third quarter revenues included a mark-to-market loss of € 603 million (net of fees) from the write-down of leveraged loans and loan commitments, which drove the loss in Origination (Debt). At the end of the third quarter, total unfunded leveraged lending commitments were € 27 billion. Investment Grade bond revenues increased despite volatile market conditions and Deutsche Bank executed a number of significant transactions resulting in market share gains and a number one ranking in Europe for the third consecutive quarter. Origination (Equity) revenues increased 47%, with primary equity markets remaining resilient despite the turmoil in credit markets. Deutsche Bank recorded significant market share gains in Europe and maintained its number one ranking. Advisory revenues increased 29% to a quarterly record of € 269 million, reflecting a continuation of the market growth experienced in the first six months of 2007. The pipeline for M&A remains robust despite the reduction in announced volumes. (Sources for all rankings, market volume and fee pool data: Thomson Financial, Dealogic)
LOAN PRODUCTS’ net revenues were € 214 million for the third quarter 2007, a decrease of 9%, or € 22 million, from the same period last year, largely reflecting the impact of the application of the fair value option to an increased level of new lending activity.

// 9

In PROVISION FOR CREDIT LOSSES, CB&S recorded a net release of € 17 million in the third quarter 2007 compared to a net release of € 19 million in the prior year quarter.
NONINTEREST EXPENSES were € 1.5 billion in the third quarter 2007, a decrease of 41%, or € 1.0 billion, compared to the third quarter 2006, primarily reflecting lower performance-related compensation in line with business results.
INCOME BEFORE INCOME TAXES in CB&S was a loss of € 179 million in the third quarter, a decrease of € 1.2 billion, compared to the prior year quarter.
2007 TO 2006 NINE MONTHS COMPARISON
SALES & TRADING (DEBT AND OTHER PRODUCTS) generated revenues of € 6.8 billion for the first nine months of 2007, a decrease of 6%, or € 424 million, compared to the first nine months of 2006. While substantially ahead as of the half year, the significant losses in credit trading during the third quarter are primarily responsible for the overall year-on-year decline. There were strong gains in money markets, rates and foreign exchange, particularly during the third quarter, and customer activity in each of these areas reached record levels.
SALES & TRADING (EQUITY) generated revenues of € 3.5 billion for the first nine months of 2007, an increase of 19%, or € 565 million, compared to the same period last year. Earnings growth was driven by strong performance in equity derivatives and prime services. Both businesses benefited from sustained investment programs that produced gains in customer market share in the first half of 2007.
ORIGINATION AND ADVISORY revenues for the first nine months of 2007 were € 1.8 billion, a decrease of 10%, or € 206 million, compared to the same period in 2006. The decline was driven by leveraged finance write-downs (net of fees) of € 715 million taken in the second (€ 112 million) and third (€ 603 million) quarter. The write-downs directly impacted Origination (Debt) net revenues, which were, therefore, down significantly year-on-year. Origination (Equity) net revenues were up year-on-year, reflecting expansion in global equity markets with Deutsche Bank continuing to gain market share globally. Advisory net revenues continued to grow well, reflecting the strong markets in 2007. (Sources for all rankings, market volume and fee pool data: Thomson Financial, Dealogic)
LOAN PRODUCTS’ net revenues for the first nine months of 2007 were € 749 million, an increase of 5%, or € 39 million, compared to the first nine months of 2006.
In PROVISION FOR CREDIT LOSSES, CB&S recorded a net release of € 80 million in the first nine months of 2007 compared to a net release of € 88 million in the prior year period.

// MANAGEMENT REPORT	// 10

NONINTEREST EXPENSES were € 9.0 billion for the first nine months of 2007, an increase of 7%, or € 564 million, compared to the first nine months of 2006, mainly driven by increased staff levels and higher business volumes partly offset by lower performance related compensation.
INCOME BEFORE INCOME TAXES in CB&S for the first nine months of 2007 was € 3.8 billion, down 14%, or € 595 million, from the first nine months of 2006.
GLOBAL TRANSACTION BANKING CORPORATE DIVISION (GTB)

	Three months ended		Change in %	Nine months ended		Change in %
in € m.	Sep 30, 2007	Sep 30, 2006		Sep 30, 2007	Sep 30, 2006
Net revenues	661	542	22	1,928	1,644	17

Provision for credit losses	(2)	(9)	(77)	(1)	(30)	(96)

Noninterest expenses	399	381	5	1,206	1,123	7

Minority interest	–	–	N/M	–	–	N/M

Income before income tax expense	263	170	55	724	552	31

N/M – Not meaningful
2007 TO 2006 THREE MONTHS COMPARISON
GTB generated NET REVENUES of € 661 million in the third quarter 2007, an increase of 22%, or € 119 million, versus the third quarter 2006. Revenue growth was strong across all major businesses including Cash Management, Trust & Securities Services (TSS) and Trade Finance. Cash Management revenues were driven by increases in payment volumes mainly from cross border payments in Europe, reflecting the tendency for banks and corporates to consolidate to fewer banking counterparties. Revenue growth in TSS was predominantly attributable to increased asset volumes in our domestic custody business stemming from new customer flows. Trade Finance revenue increases were driven by improved business flows in documentary credit services and in export finance solutions for clients’ cross-border trade activity.
In PROVISION FOR CREDIT LOSSES, GTB recorded a net release of € 2 million in the third quarter 2007, compared to a net release of € 9 million in the prior year quarter.
GTB’s NONINTEREST EXPENSES of € 399 million in the third quarter 2007 increased by 5%, or € 19 million, compared to the third quarter 2006. The increase was mainly driven by higher staff levels and transaction-related costs in support of increased business volumes, and higher performance-related compensation.
INCOME BEFORE INCOME TAXES of € 263 million in GTB was the best third quarter ever. Compared to the prior year quarter, this was an increase of 55%, or € 93 million.
2007 TO 2006 NINE MONTHS COMPARISON
GTB’s NET REVENUES for the first nine months of 2007 were € 1.9 billion, an increase of 17%, or € 284 million, compared to the first nine months of 2006. The revenue increase resulted from high growth in payment volumes due largely to strong customer demand and the aforementioned consolidation trends and new customer flows from our custody business.
In PROVISION FOR CREDIT LOSSES, GTB recorded a net release of € 1 million for the first nine months of 2007, compared to a net release of € 30 million in the first nine months of 2006, reflecting the benign credit conditions.

// 11

GTB’s NONINTEREST EXPENSES for the first nine months of 2007 were € 1.2 billion, an increase of 7%, or € 83 million, compared to the same period last year. The increase mainly reflected higher performance-related compensation, a rise in staff numbers and higher levels of business transactions.
INCOME BEFORE INCOME TAXES for the first nine months of 2007 was € 724 million, an increase of 31%, or € 172 million, compared to the first nine months of 2006.
PRIVATE CLIENTS AND ASSET MANAGEMENT GROUP DIVISION (PCAM)

	Three months ended		Change in %	Nine months ended		Change in %
in € m.	Sep 30, 2007	Sep 30, 2006		Sep 30, 2007	Sep 30, 2006
Net revenues	2,567	2,156	19	7,581	6,843	11

Provision for credit losses	124	104	19	365	284	29

Noninterest expenses	1,872	1,608	16	5,571	5,091	9

Minority interest	1	(2)	N/M	7	(7)	N/M

Income before income tax expense	569	446	27	1,638	1,475	11

N/M – Not meaningful

In PCAM, NET REVENUES were € 2.6 billion in the third quarter 2007, an increase of 19%, or € 411 million, versus the prior year quarter. Provision for credit losses was € 124 million, up 19%, or € 20 million, compared to the same quarter in 2006. Noninterest expenses were € 1.9 billion, an increase of 16%, or € 265 million, compared to the third quarter 2006. Income before income taxes of € 569 million in the third quarter exceeded last year’s quarter by 27%, or € 123 million.
In the first nine months of 2007, PCAM recorded net revenues of € 7.6 billion, an increase of 11%, or € 738 million, versus the first nine months of 2006. Provision for credit losses of € 365 million increased 29%, or € 82 million. Noninterest expenses were € 5.6 billion, an increase of 9%, or € 480 million, compared to the first nine months of 2006. Income before income taxes of € 1.6 billion in the first nine months of 2007 was up 11%, or € 163 million, from the same period last year.
Net new money during the third quarter 2007 was € 17 billion, of which € 13 billion was generated by AWM and € 4 billion by PBC. However, INVESTED ASSETS declined slightly by € 4 billion to € 959 billion due to negative exchange rate effects of € 17 billion and also from the sale of a business in Asset Management (AM) Italy. For the first nine months of 2007, net new assets were € 46 billion, of which € 32 billion were attributable to AWM and € 14 billion to PBC.

// MANAGEMENT REPORT	// 12
ASSET AND WEALTH MANAGEMENT CORPORATE DIVISION (AWM)

	Three months ended		Change in %	Nine months ended		Change in %
in € m.	Sep 30, 2007	Sep 30, 2006		Sep 30, 2007	Sep 30, 2006
Net revenues	1,126	904	24	3,273	3,029	8

Provision for credit losses	1	(1)	N/M	1	(1)	N/M

Noninterest expenses	859	725	19	2,521	2,380	6

Minority interest	1	(2)	N/M	6	(7)	N/M

Income before income tax expense	265	182	45	744	657	13

N/M – Not meaningful
2007 TO 2006 THREE MONTHS COMPARISON
In the third quarter, AWM reported NET REVENUES of € 1.1 billion, an increase of 24%, or € 221 million, compared to the prior year quarter. PORTFOLIO/FUND MANAGEMENT revenues in AM increased by 22%, or € 114 million, driven by strong performance fees in both the European retail business and the RREEF Alternative Investments business. In Private Wealth Management (PWM), PORTFOLIO/FUND MANAGEMENT revenues grew by 30%, or € 23 million, compared to the prior year quarter, due to a higher invested asset base as a result of the Tilney acquisition as well as organic growth. Despite uncertainties in the equity markets, BROKERAGE revenues were € 243 million, up 32%, or € 59 million, driven mostly by higher invested assets and transactional revenues, including Tilney. Furthermore, higher revenues from alternative investments and foreign exchange activities contributed to this development. LOAN/DEPOSIT revenues improved 13%, or € 6 million, based on higher deposit and loan volumes and improved margins. Revenues from OTHER PRODUCTS rose 26%, or € 18 million, driven primarily by RREEF Alternative Investments. The first-time consolidation of an infrastructure investment intended for a RREEF fund led to increased revenues, which were partially compensated for by lower net income from equity method investments.
NONINTEREST EXPENSES in the third quarter 2007 were € 859 million, an increase of 19%, or € 134 million, compared to the same quarter in 2006, driven largely by the aforementioned consolidation of an infrastructure investment in the RREEF Alternative Investments business.
AWM’s INCOME BEFORE INCOME TAXES was € 265 million, an increase of 45%, or € 83 million, compared to the same period last year.
2007 TO 2006 NINE MONTHS COMPARISON
AWM’s NET REVENUES increased by 8%, or € 244 million, to € 3.3 billion in the first nine months of 2007, compared to the prior year period. In AM, PORTFOLIO/FUND MANAGEMENT revenues were essentially unchanged, compared to the first nine months of 2006. PORTFOLIO/FUND MANAGEMENT revenues in PWM rose by 26%, or € 62 million, compared to the same period of 2006, due to organic and acquisition-related growth of invested assets as well as from market appreciation. BROKERAGE revenues grew 18%, or € 109 million, to € 719 million during the first nine months due to increased transaction volumes and higher invested assets. LOAN/DEPOSIT revenues increased by 16%, or € 22 million, driven by volume growth for both loans and deposits and higher margins. Revenues from OTHER PRODUCTS were up 24%, or € 62 million, versus the first nine months of 2006, mainly driven by the consolidation of the RREEF Alternative Investments entity, while there was little change in revenues from the sale of AM businesses.
NONINTEREST EXPENSES increased by 6%, or € 141 million, to € 2.5 billion in the first nine months of 2007, compared to the prior year period. Lower performance-related compensation, particularly in AM’s Real Estate business, was offset by the aforementioned consolidation in RREEF Alternative Investments and by increased expenses due to the implementation of PWM’s growth strategy.

// 13

For the first nine months of 2007, AWM’s INCOME BEFORE INCOME TAXES was € 744 million, an increase of 13%, or € 87 million, compared to the first nine months of 2006.
PRIVATE & BUSINESS CLIENTS CORPORATE DIVISION (PBC)

	Three months ended		Change in %	Nine months ended		Change in %
in € m.	Sep 30, 2007	Sep 30, 2006		Sep 30, 2007	Sep 30, 2006
Net revenues	1,441	1,252	15	4,309	3,815	13

Provision for credit losses	124	105	18	364	285	28

Noninterest expenses	1,013	883	15	3,050	2,712	12

Minority interest	0	0	N/M	0	0	N/M

Income before income tax expense	304	264	15	894	818	9

N/M – Not meaningful
2007 TO 2006 THREE MONTHS COMPARISON
In the third quarter of 2007, PBC’s business volumes further increased in both the deposit and the lending businesses. INVESTED ASSETS were € 200 billion as of September 30, 2007 with net new assets of € 4 billion generated during the quarter.
The NUMBER OF CLIENTS in PBC rose by some 256,000 net new clients in the third quarter 2007 to 13.4 million, driven mostly by increases in Germany, but also in India, Italy and Poland.
NET REVENUES of € 1.4 billion were 15%, or € 189 million, above the level of the third quarter 2006. In particular, LOAN/DEPOSIT REVENUES were up 15%, or € 100 million, compared to the prior year quarter, primarily driven by higher volumes due to acquisitions of Berliner Bank and norisbank. Revenues from PORTFOLIO/FUND MANAGEMENT increased by 13%, or € 8 million, compared to the third quarter 2006. BROKERAGE revenues were € 289 million, up 16%, or € 40 million, compared to the prior year quarter, despite the uncertainties in equity markets. PAYMENTS, ACCOUNT & REMAINING FINANCIAL SERVICES accounted for € 238 million in revenues, up 10%, or € 21 million, versus the prior year quarter, again largely driven by the aforementioned acquisitions.
PROVISION FOR CREDIT LOSSES in the third quarter was € 124 million, an increase of 18%, or € 19 million, over the same quarter last year, reflecting the aforementioned acquisitions.
NONINTEREST EXPENSES in the third quarter 2007 were € 1.0 billion, an increase of 15%, or € 130 million, compared to the third quarter 2006. The main drivers for this development were the aforementioned acquisitions, including integration-related expenses, and continuing investments in growth regions, especially in India and Poland.
INCOME BEFORE INCOME TAXES in PBC was € 304 million, an increase of 15%, or € 40 million, compared to the third quarter 2006.

// MANAGEMENT REPORT	// 14

2007 TO 2006 NINE MONTHS COMPARISON
INVESTED ASSETS grew by € 24 billion during the first nine months of 2007, of which net new money was € 14 billion.
For the first nine months of 2007, net new clients were 676,000, excluding the effects related to the acquisition of Berliner Bank and the sale of the Italian BankAmericard processing activities.
NET REVENUES in the first nine months of 2007 were € 4.3 billion, an increase of 13%, or € 494 million. LOAN/DEPOSIT REVENUES were up 15%, or € 287 million, compared to the first nine months of 2006, driven by the aforementioned acquisitions and organic growth. Revenues from PORTFOLIO/FUND MANAGEMENT for the first nine months were slightly higher by 4%, or € 8 million, at € 222 million. Revenues from BROKERAGE rose by 13%, or € 105 million, to € 943 million during the first nine months of 2007, mainly reflecting successful product innovations and the acquisitions. PAYMENTS, ACCOUNT & REMAINING FINANCIAL SERVICES generated € 690 million in revenues in the first nine months of 2007, an increase of 7%, or € 48 million. Revenues from OTHER PRODUCTS increased by 22%, or € 46 million, compared to the prior year period, and included € 24 million gains from the sale of businesses in the first quarter 2007.
In the first nine months of 2007 the PROVISION FOR CREDIT LOSSES was € 364 million, an increase of 28%, or € 80 million, compared to the first nine months of 2006, reflecting the aforementioned acquisitions.
NONINTEREST EXPENSES were € 3.1 billion for the first nine months of 2007, an increase of 12%, or € 338 million, compared to the first nine months of 2006, due to the aforementioned acquisitions, including integration-related expenses, and from continuing investments in growth regions.
For the first nine months of 2007 INCOME BEFORE INCOME TAXES was € 894 million, an increase of 9%, or € 76 million, versus the first nine months of 2006.
CORPORATE INVESTMENTS GROUP DIVISION (CI)

	Three months ended		Change in %	Nine months ended		Change in %
in € m.	Sep 30, 2007	Sep 30, 2006		Sep 30, 2007	Sep 30, 2006
Net revenues	654	81	N/M	1,351	407	N/M

Provision for credit losses	(1)	(0)	N/M	(0)	3	N/M

Noninterest expenses	26	36	(30)	191	123	55

Minority interest	1	(0)	N/M	(5)	0	N/M

Income before income tax expense	629	45	N/M	1,166	281	N/M

N/M – Not meaningful
2007 TO 2006 THREE MONTHS COMPARISON
CI’s INCOME BEFORE INCOME TAXES was € 629 million in the third quarter 2007, compared to € 45 million in the third quarter 2006. The current quarter included gains of € 305 million from the partial sale of industrial holdings in Allianz SE and Linde AG, a gain of € 187 million related to the sale/leaseback of our 60 Wall Street building in New York, and mark-to-market gains from our option to increase our shareholding in Hua Xia Bank Co. Ltd. in China.

// 15

2007 TO 2006 NINE MONTHS COMPARISON
For the first nine months of 2007, INCOME BEFORE INCOME TAXES was € 1.2 billion compared to € 281 million in the same period of the prior year. In addition to the aforementioned factors, the first nine months of 2007 included further gains of € 159 million from the sale of industrial holdings (mainly related to Fiat S.p.A.), a gain of € 178 million from our equity method investment in Deutsche Interhotel Holding GmbH & Co. KG (which also triggered an impairment review of CI’s goodwill resulting in an impairment charge of € 54 million), dividend income of € 139 million and further mark-to-market gains from our option to increase our share in Hua Xia Bank Co. Ltd. Additionally, the gain related to the sale/ leaseback transaction of our premises at 60 Wall Street totaled € 313 million for the first nine months. The nine months of 2006 included a gain of € 131 million from the sale of our remaining holding in EUROHYPO AG, € 92 million related to the partial sale of our stake in Linde AG, and dividend income of € 119 million.
CONSOLIDATION & ADJUSTMENTS

	Three months ended		Change in %	Nine months ended		Change in %
in € m.	Sep 30, 2007	Sep 30, 2006		Sep 30, 2007	Sep 30, 2006
Net revenues	(52)	101	N/M	(99)	(304)	(68)

Provision for credit losses	0	(0)	N/M	(1)	(0)	118

Noninterest expenses	(210)	14	N/M	(109)	(48)	129

Minority interest	(9)	(7)	43	(20)	(24)	(18)

Income (loss) before income tax expense	168	93	80	31	(232)	N/M

N/M – Not meaningful
2007 TO 2006 THREE MONTHS COMPARISON
For the third quarter 2007, Consolidation & Adjustments recorded an INCOME BEFORE INCOME TAXES of € 168 million, including negative adjustments of € 28 million to reverse the impact of different accounting methods used for the business segments in our management reporting and IFRS, as well as income not attributable to the business segments (“Corporate Items”) of net € 197 million. The Corporate Items included a recovery of value added tax paid in prior years, based on a refined methodology which has been agreed with the tax authorities, and insurance reimbursements associated with several litigation cases. In the third quarter last year, income before income taxes was € 93 million, of which adjustments for different accounting methods in management reporting and IFRS were € 15 million, and Corporate Items were € 78 million. The latter included a settlement of insurance claims in respect of business interruption losses and costs related to the terrorist attacks of September 11, 2001.
2007 TO 2006 NINE MONTHS COMPARISON
For the first nine months of 2007, INCOME BEFORE INCOME TAXES in Consolidation & Adjustments was € 31 million. This included negative adjustments of € 50 million to reverse the impact of different accounting methods used for the business segments in our management reporting and IFRS, as well as Corporate Items of € 81 million. The Corporate Items included, in addition to the aforementioned effects in the third quarter, charges related to litigation provisions and to the purchase of a bank-occupied building. In the first nine months of 2006, income before income taxes amounted to a loss of € 232 million. Negative adjustments for different accounting methods used in management reporting and IFRS were € 284 million. Corporate Items of € 52 million mainly included the aforementioned settlement of insurance claims in the third quarter 2006, partly offset by miscellaneous smaller charges.

// MANAGEMENT REPORT	// 16

BALANCE SHEET DEVELOPMENT
At the end of September 2007, total assets increased by € 307 billion to € 1,879 billion compared to December 31, 2006. This development reflects the growth of € 122 billion in positive market values from derivative financial instruments, primarily in rates, credit trading and foreign exchange. Furthermore, receivables from unsettled regular way trades increased by € 52 billion, and assets from collateralized lending (securities purchased under resale agreements and securities borrowed) rose € 26 billion. Liabilities increased accordingly with negative market values from derivative financial instruments up € 120 billion, payables from collateralized lending up € 61 billion, payables from unsettled regular way trades up € 50 billion and long-term debt up € 24 billion, reflecting new issuance of structured notes.
The Group’s consolidated assets under IFRS are significantly higher than consolidated assets presented under U.S. GAAP. The main reason for the difference is that specific netting for derivatives, repurchase and reverse repurchase agreements and unsettled regular way trades is permitted under U.S. GAAP, but not under IFRS. For a more detailed discussion of this gross-up impact and other transitional impacts please refer to our IFRS Transition Report.
OUTLOOK
The following section should be read in conjunction with the Outlook section in the Management Report and the Risk Report provided in our Financial Report for the year ended December 31, 2006.
The third quarter of 2007 saw the environment for global economic growth deteriorate. In the US, the recession in residential construction exacerbated, and employment growth slowed. This will likely weigh considerably on private consumption, leading us to expect annual average GDP growth of just under 2 % for this year. Despite the cut in interest rates by the US Federal Reserve, the troubles besetting the US mortgage market, and their repercussions for parts of the securitization market and other market segments, will likely persist for some time. As a result, growth will weaken in the rest of the world, though with China seeing only a slight deceleration. GDP growth in Germany looks set to come to just under 2.5 % in the current year. For the world economy as a whole, we forecast growth of 4.75 % in 2007.
The strained situation in financial markets has eased somewhat of late, and a slight market recovery is in sight. Never-theless, investors’ risk appetite is likely to remain well below the level reached in summer, for the foreseeable future. This is especially true for the issuance and trading of securities where activity will only be limited. As a consequence, investment banking revenues in the fourth quarter should be significantly lower than the all-time highs reached recently – though they will remain at a high level on a long-term comparison. At the same time, the increased risk sensitivity of banks and investors should have a positive effect on margin development.
Looking forward, challenges undoubtedly remain. Difficulties in the U.S. residential mortgage market may persist, impacting the wider economy. Financial markets are likely to remain more cautious in their appetite for risk. However, this is also a time of opportunity for Deutsche Bank. As a market leader in investment banking, and a major global asset gatherer, we stand to benefit from the flight to quality. We have forged deep client relationships, and while clients’ priorities may change, our ability to act as trusted advisor and partner will remain. Our capital strength and well-diversified funding base are valuable competitive advantages in an environment where liquidity and capital commitment command a premium in the eyes of clients. Investors continue to search for yield, and we continue to see demand for good-quality assets at prices which reflect a reasonable balance between risk and reward. Our sales and trading business model, with its emphasis on intellectual capital, continues to be a critical part of our platform. Nevertheless, we may make some adjustments in individual business lines in order to re-focus resources toward those areas with the greatest growth potential – for example, in high-growth emerging economies.

// 17

Longer-term trends also continue to move in our direction. Globalization of the world economy will continue, and may actually accelerate as emerging economies grow faster than other, more mature nations. With our broad global network, and strong position in emerging markets, we are well-placed to take advantage of this trend. The world’s capital markets will continue to grow, favoring the top investment banks, including Deutsche Bank. Retirement planning and individual wealth creation continue to drive growth in invested assets, which plays to the strengths of a leading global asset gatherer like Deutsche Bank.
Strategically, our path is clear. Our management agenda is unchanged. We have made a positive start to the fourth quarter, and assuming markets function at normal levels, we re-affirm our commitment to delivering on our 2008 financial targets.

// REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	// 18

Report of Independent Registered Public
Accounting Firm
TO DEUTSCHE BANK AKTIENGESELLSCHAFT, FRANKFURT AM MAIN
We have reviewed the accompanying consolidated balance sheet as of September 30, 2007 and the related consolidated statements of income and recognized income and expense for the three-month and nine-month periods ended September 30, 2007 and 2006 and the consolidated statements of cash flows of Deutsche Bank Aktiengesellschaft, Frankfurt am Main, and subsidiaries (Deutsche Bank Group) for the nine-month periods ended September 30, 2007 and 2006 (the interim financial information). Management is responsible for the preparation and fair presentation of this interim financial information in accordance with the International Financial Reporting Standards (IFRS) applicable to interim financial reporting as adopted by the EU and in accordance with the IFRS for interim financial reporting as issued by the International Accounting Standards Board (IASB).
We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with the basis set out in the basis of preparation and the significant accounting policies note, which describes how the recognition and measurement requirements of IFRS have been applied, including the assumptions management has made about the policies expected to be adopted when management prepares its first annual IFRS financial statements as of December 31, 2007.
Without qualifying our review conclusion, we draw attention to the basis of preparation of the consolidated interim financial information that explains why there is a possibility that the Deutsche Bank Group’s management may determine that changes to the accounting policies adopted in preparing the consolidated interim financial information are necessary when management prepares its first annual IFRS financial statements as of December 31, 2007.
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft
Frankfurt am Main (Germany), October 30, 2007

// 19

Consolidated Statement of Income (unaudited)
INCOME STATEMENT

	Three months ended		Nine months ended
in € m.	Sep 30, 2007	Sep 30, 2006	Sep 30, 2007	Sep 30, 2006
Interest revenues	16,830	14,572	51,298	43,402

Interest expense	14,697	12,667	45,141	38,006

Net interest revenues	2,133	1,905	6,157	5,396

Provision for credit losses	105	76	283	168

Net interest revenues after provision for credit losses	2,028	1,829	5,874	5,228

Commissions and fee income	3,016	2,556	9,089	8,248

Net gain (loss) on financial assets/liabilities at fair value through profit or loss	(837)	1,493	6,196	6,609

Net gains (losses) on financial assets available for sale	454	187	780	409

Net income (loss) from equity method investments	17	72	359	373

Other revenues	312	156	873	283

Total noninterest revenues	2,962	4,464	17,297	15,922

Compensation and benefits	1,696	2,748	9,899	9,414

General and administrative expenses	1,847	1,745	5,916	5,194

Impairment of intangible assets	—	—	54	—

Restructuring activities	(2)	18	(10)	118

Total noninterest expenses	3,541	4,511	15,859	14,726

Income before income tax expense	1,449	1,782	7,312	6,424

Income tax expense (benefit)	(182)	536	1,772	2,173

Net income	1,631	1,246	5,540	4,251

Net income attributable to minority interest	9	7	19	24

Net income attributable to Deutsche Bank shareholders	1,622	1,239	5,521	4,227

EARNINGS PER SHARE (EPS)

	Three months ended		Nine months ended
in €	Sep 30, 2007	Sep 30, 2006	Sep 30, 2007	Sep 30, 2006
Earnings per common share:

Basic	€ 3.43	€ 2.67	€ 11.66	€ 9.04

Diluted[1]	€ 3.31	€ 2.43	€ 11.13	€ 8.05

Number of shares in m.

Denominator for basic earnings per share — weighted-average shares outstanding	472.6	464.6	473.4	467.5

Denominator for diluted earnings per share — adjusted weighted-average shares after assumed conversions	489.4	510.3	495.9	521.6

1	Including numerator effect of assumed conversions. The effect for both the three and nine months ended September 30, 2007 was € 0.00. The effect for the three and nine months ended September 30, 2006 was € 0.00 and € (0.05), respectively.

// CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE (UNAUDITED)	// 20
Consolidated Statement of Recognized Income and Expense (unaudited)

	Three months ended		Nine months ended
in € m.	Sep 30, 2007	Sep 30, 2006	Sep 30, 2007	Sep 30, 2006
Net income recognized in the income statement	1,631	1,246	5,540	4,251

Net gains (losses) not recognized in the income statement, net of tax

Unrealized gains (losses) on financial assets available for sale:

Unrealized net gains (losses) arising during the period, before tax	(135)	585	1,367	190

Net reclassification adjustment for realized net (gains) losses, before tax	(413)	(184)	(739)	(467)

Unrealized net gains (losses) on derivatives hedging variability of cash flows, before tax	21	21	(22)	(61)

Foreign currency translation:

Unrealized net gains (losses) arising during the period, before tax	(717)	203	(916)	(428)

Net reclassification adjustment for realized net (gains) losses, before tax	--	—	--	—

Tax on items taken directly to equity or reclassified from equity	176	(163)	242	(70)

Total net gains (losses) not recognized in the income statement, net of tax	(1,068)	462	(68)	(836)

Total recognized income and expense	563	1,708	5,472	3,415

Attributable to:

Minority interest	12	7	24	23

Deutsche Bank shareholders	551	1,701	5,448	3,392

// 21

Consolidated Balance Sheet (unaudited)
ASSETS

in € m.	Sep 30, 2007	Dec 31, 2006
Cash and due from banks	11,808	7,008

Interest-earning deposits with banks	19,184	19,199

Central bank funds sold and securities purchased under resale agreements	11,084	14,265

Securities borrowed	70,195	62,943

Financial assets at fair value through profit or loss	1,294,523	1,091,045

Financial assets available for sale	41,678	35,271

Equity method investments	2,794	3,389

Loans	193,352	181,291

Premises and equipment	2,515	3,241

Intangible assets	8,774	8,612

Other assets	215,602	139,031

Income tax assets	7,503	6,473

Total assets	1,879,012	1,571,768

LIABILITIES AND EQUITY

in € m.	Sep 30, 2007	Dec 31, 2006
Deposits	443,370	411,916

Central bank funds purchased and securities sold under repurchase agreements	143,704	102,200

Securities loaned	11,594	21,174

Financial liabilities at fair value through profit or loss	817,549	666,293

Other short-term borrowings	45,965	48,433

Other liabilities	210,556	144,130

Provisions	1,594	1,768

Income tax liabilities	6,687	6,358

Long-term debt	150,970	127,015

Trust preferred securities	5,906	4,771

Obligation to purchase common shares	3,575	4,327

Total liabilities	1,841,470	1,538,385

Common shares, no par value, nominal value of € 2.56	1,353	1,343

Additional paid-in capital	15,441	15,246

Retained earnings	24,063	20,359

Common shares in treasury, at cost	(2,812)	(2,378)

Equity classified as obligation to purchase common shares	(3,574)	(4,307)

Net gains (losses) not recognized in the income statement, net of tax

Unrealized net gains on financial assets available for sale, net of applicable tax and other	4,006	3,208

Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(63)	(45)

Foreign currency translation, net of tax	(1,613)	(760)

Total net gains (losses) not recognized in the income statement, net of tax	2,330	2,403

Total shareholders’ equity	36,801	32,666

Minority interest	741	717

Total equity	37,542	33,383

Total liabilities and equity	1,879,012	1,571,768

// CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)	// 22
Consolidated Statement of Changes in Equity (unaudited)

	Nine months ended
in € m.	Sep 30, 2007	Sep 30, 2006

Common shares
Balance, beginning of year	1,343	1,420
Common shares issued under share-based compensation plans	10	17
Retirement of common shares	—	(102)
Balance, end of period	1,353	1,335

Additional paid-in capital
Balance, beginning of year	15,246	14,464
Net change in share awards in the reporting period	(40)	(363)
Common shares issued under share-based compensation plans	236	438
Tax benefits related to share-based compensation plans	(53)	184
Option premiums on options on Deutsche Bank common shares	70	(24)
Net gains (losses) on treasury shares sold	(20)	73
Other	2	—
Balance, end of period	15,441	14,772

Retained earnings
Balance, beginning of year	20,359	17,764
Net income attributable to Deutsche Bank shareholders	5,521	4,227
Cash dividends declared and paid	(2,005)	(1,239)
Dividend related to equity classified as obligation to purchase common shares	277	180
Net gains on treasury shares sold	—	214
Retirement of common shares	—	(2,667)
Other effects from options on Deutsche Bank common shares	(6)	37
Other	(83)	(11)
Balance, end of period	24,063	18,505

Common shares in treasury, at cost
Balance, beginning of year	(2,378)	(3,368)
Purchases of shares	(37,039)	(29,049)
Sale of shares	35,642	26,442
Retirement of shares	—	2,769
Treasury shares distributed under share-based compensation plans	963	1,001
Balance, end of period	(2,812)	(2,205)

Equity classified as obligation to purchase common shares
Balance, beginning of year	(4,307)	(4,449)
Additions	(1,189)	(1,659)
Deductions	1,922	1,462
Balance, end of period	(3,574)	(4,646)

Net gains (losses) not recognized in the income statement, net of tax
Balance, beginning of year	2,403	2,751
Change in unrealized net gains on financial assets available for sale, net of applicable tax and other	798	(293)
Change in unrealized net gains/losses on derivatives hedging variability of cash flows, net of tax	(18)	(48)
Foreign currency translation, net of tax	(853)	(494)
Balance, end of period	2,330	1,916

Total shareholders’ equity, end of period	36,801	29,677

Minority interest
Balance, beginning of year	717	624
Minority interest in net profit or loss	19	24
Increases	268	521
Decreases and dividends	(248)	(403)
Foreign currency translation, net of tax	(15)	(23)
Balance, end of period	741	743

Total equity, end of period	37,542	30,420

Part of Other Financial Information.

// 23

Consolidated Statement of Cash Flows (unaudited)

	Nine months ended
in € m.	Sep 30, 2007	Sep 30, 2006

Net income	5,540	4,251

Cash flows from operating activities:

Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	312	220
Restructuring activities	(10)	6
Net gain on sale of financial assets available for sale, equity method investments, and other	(1,515)	(738)
Deferred income taxes, net	323	119
Impairment, depreciation and other amortization, and accretion	1,222	1,027
Share of net income from equity method investments	(351)	(185)

Income adjusted for noncash charges, credits and other items	5,521	4,700

Adjustments for net increase/decrease/change in operating assets and liabilities:
Interest-earning time deposits with banks	6,761	(1,179)
Central bank funds sold, securities purchased under resale agreements, securities borrowed	(8,215)	(15,056)
Trading assets	(206,871)	(48,995)
Other financial assets at fair value through profit or loss (excl. investing activities)	(37,277)	(20,131)
Loans	(14,918)	(24,117)
Other assets	(83,604)	(81,767)
Deposits	36,884	992
Trading liabilities	134,693	30,715
Other financial liabilities at fair value through profit or loss (excl. financing activities)[1]	41,540	33,671
Securities loaned, central bank funds purchased, securities sold under repurchase agreements	38,748	8,443
Other short-term borrowings	(410)	16,557
Other liabilities	69,862	82,641
Senior long-term debt[2]	28,492	23,245
Other, net	3,955	2,754

Net cash provided by operating activities	15,161	12,473

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale (incl. at fair value through profit or loss)	9,669	8,539
Maturities of financial assets available for sale (incl. at fair value through profit or loss)	6,397	2,099
Sale of equity method investments	1,189	3,241
Sale of premises and equipment	987	115

Purchase of:
Financial assets available for sale (incl. at fair value through profit or loss)	(19,587)	(15,461)
Equity method investments	(444)	(1,482)
Premises and equipment	(425)	(234)
Net cash paid for business combinations/divestitures	(73)	(427)
Other, net	240	29

Net cash used in investing activities	(2,047)	(3,581)

Cash flows from financing activities:
Issuances of subordinated long-term debt (incl. at fair value through profit or loss)	685	282
Repayments and extinguishments of subordinated long-term debt (incl. at fair value through profit or loss)	(2,114)	(1,139)
Issuances of trust preferred securities (incl. at fair value through profit or loss)	1,371	674
Repayments and extinguishments of trust preferred securities (incl. at fair value through profit or loss)	(434)	—
Common shares issued under share-based compensation plans	243	449
Purchases of treasury shares	(37,040)	(29,050)
Sale of treasury shares	35,600	26,703
Dividends paid to minority interests	(13)	(26)
Net change in minority interests	52	143
Cash dividends paid	(2,005)	(1,239)

Net cash used in financing activities	(3,655)	(3,203)

Net effect of exchange rate changes on cash and cash equivalents	(494)	(362)

Net increase in cash and cash equivalents	8,965	5,327
Cash and cash equivalents at beginning of period	17,354	13,422
Cash and cash equivalents at end of period	26,319	18,749

Net increase in cash and cash equivalents per cash flow calculations	8,965	5,327

Net cash provided by operating activities include

Income taxes paid, net	2,405	2,100

Interest paid	44,755	36,944

Interest and dividends received	51,298	43,402

Cash and cash equivalents comprise

Cash and due from banks	11,808	6,080

Demand deposits with banks	14,511	12,669

Total	26,319	18,749

1	Included are senior long-term debt issuances of € 16,757 million and € 7,360 million and repayments and extinguishments of € 7,201 million and € 8,752 million until September 30, 2007 and 2006, respectively.

2	Included are issuances of € 47,726 million and € 48,594 million and repayments and extinguishments of € 32,428 million and € 23,124 million until September 30, 2007 and 2006, respectively.

// BASIS OF PREPARATION	// 24

Basis of Preparation
With effect from January 1, 2007, the Group prepares its annual consolidated financial statements, and its consolidated interim financial statements, in accordance with International Financial Reporting Standards (“IFRS”) as published by the International Accounting Standards Board (“IASB”) and as endorsed by the European Union (“EU”). Since the Group does not use the “carve-out” relating to hedge accounting included in IAS 39, “Financial Instruments: Recognition and Measurement,” as endorsed by the EU, its financial statements fully comply with IFRS as issued by the IASB.
The consolidated interim financial statements comply with IFRS issued and effective at December 31, 2006, which were unchanged at September 30, 2007. On this basis, the Group presents the accounting policies that are expected to be adopted when the Group prepares its first annual financial statements under IFRS. The segment information presented in this Report is based on IFRS 8, “Operating Segments,” with a reconciliation to IAS 14, “Segment Reporting”. IFRS 8, while approved by the IASB, has yet to be endorsed by the EU.
These interim financial statements conform to IAS 34, “Interim Financial Reporting”. They are the Group’s third IFRS interim financial statements for part of the period that will be covered by the first IFRS annual financial statements and IFRS 1, “First-time Adoption of International Reporting Standards,” has been applied. The interim financial statements, consisting of the supplementary information on accounting policies, segment information, income statement, balance sheet, other financial information and reconciliation of IFRS comparables from previous GAAP, do not include all of the information required for annual financial statements. Therefore, the financial statements included in this Interim Report should be read in conjunction with the U.S. GAAP financial statements and related notes included in Deutsche Bank’s 2006 Financial Report and SEC Form 20-F and the Transition Report – 2006 IFRS Comparatives (the “Transition Report”) which was published on April 19, 2007. The Transition Report which explains how the transition to IFRS affected the Group’s previously reported balance sheet and income statement under U.S. GAAP is available in the Investor Relations section of Deutsche Bank’s website.
In the process of preparing these financial statements, management has used judgment and made estimates and assumptions regarding the fair valuation of certain financial assets and liabilities, the allowance for credit losses, the impairment of assets other than loans, the realizability of deferred tax assets, legal, regulatory and tax contingencies, as well as other matters. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations, financial position and cash flows have been reflected.
The preparation of the interim financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under U.S. GAAP. The accounting policies set out below were consistently applied to all periods presented. They were also applied in preparing the IFRS balance sheet as of January 1, 2006 for the purpose of transition to IFRS, as required by IFRS 1. The impact of the transition from U.S. GAAP to IFRS was described in the Transition Report and the effects on the comparative periods are presented in the section “Reconciliation of IFRS Comparables from Previous GAAP” of this Interim Report.
The accompanying financial statements as of September 30, 2007 and 2006 and for the three and nine months then ended are unaudited and include the accounts of Deutsche Bank AG and its subsidiaries. The financial statements are presented in euro. The results reported in these financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year.

// 25

Impact of Changes in Accounting Principles (unaudited)
IFRIC 14
In July 2007, the International Financial Reporting Interpretations Committee (“IFRIC”) issued interpretation IFRIC 14, “IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction” (“IFRIC 14”). IFRIC 14 provides general guidance on how to assess the limit in IAS 19, “Employee Benefits,” on the amount of a pension fund surplus that can be recognized as an asset. It also explains how the pension asset or liability may be affected when there is a statutory or contractual minimum funding requirement. No additional liability need be recognized by the employer under IFRIC 14 unless the contributions that are payable under the minimum funding requirement cannot be returned to the company. IFRIC 14 is effective for annual periods beginning on or after January 1, 2008, with early application permitted; whilst approved by the IASB, the interpretation has yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of IFRIC 14 will have on the Group’s consolidated financial statements.

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Significant Accounting Policies (unaudited)
The following is a description of the Group’s significant IFRS accounting policies that have been used in the preparation of the IFRS financial information contained in this Report.
PRINCIPLES OF CONSOLIDATION
The consolidated financial information in this Report comprises that of the parent company, Deutsche Bank Aktiengesellschaft, together with its subsidiaries, including certain special purpose entities, presented as a single economic unit. It is presented in euro which is the presentation currency of the Group.
SUBSIDIARIES
The Group’s subsidiaries are those entities which it controls. The Group controls entities where it has the power to govern the financial and operating policies of the entity, generally accompanying a shareholding, either directly or indirectly, of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group controls another entity.
The Group sponsors the formation of special purpose entities (“SPEs”) for a variety of purposes; reasons include allowing clients to hold investments in separate legal entities, allowing clients to jointly invest in alternative assets, for asset securitization transactions, and for buying or selling credit protection. When assessing whether to consolidate an SPE, the Group evaluates a range of factors, including whether (a) the activities of the SPE are being conducted on behalf of the Group according to its specific business needs so that the Group obtains the benefits from the SPE’s operations, (b) the Group has decision-making powers to obtain the majority of the benefits, (c) the Group will obtain the majority of the benefits of the activities of the SPE, and (d) the Group retains the majority of the residual ownership risks related to the assets in order to obtain the benefits from its activities. The Group consolidates an SPE if an assessment of the relevant factors indicates that the SPE is controlled by the Group.
Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.
The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed, plus any costs directly related to the acquisition. The excess of the cost of an acquisition over the Group’s share of the fair value of the identifiable net assets acquired is recorded as goodwill. If the acquisition cost is below the fair value of the identifiable net assets (negative goodwill), a gain may be reported in other revenues.

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All intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated on consolidation and consistent accounting policies are used throughout the Group for the purposes of consolidation. Issuances of a subsidiary’s stock to third parties are treated as capital issuances.
Assets held in an agency or fiduciary capacity are not assets of the Group and are not included in the Group’s consolidated balance sheet.
Minority interests are shown in the consolidated balance sheet as a separate component of equity which is distinct from Deutsche Bank’s shareholders’ equity. The net income attributable to minority interests is separately disclosed on the face of the consolidated income statement.
ASSOCIATES AND JOINT VENTURES
An associate is an entity in which the Group has significant influence, but not a controlling interest over the operating and financial management policy decisions. Significant influence is generally presumed when the Group holds between 20 % and 50 % of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group has significant influence. Other factors that are considered in determining whether the Group has significant influence include representation on the board of directors (supervisory board in the case of German stock corporations) and material intercompany transactions. The existence of these factors could require the application of the equity method of accounting for a particular investment even though the investment is less than 20 % of the voting stock.
A joint venture exists where the Group has a contractual arrangement with one or more parties to undertake activities typically, though not necessarily, through entities which are subject to joint control.
Investments in associates and joint ventures are accounted for under the equity method of accounting.
Under the equity method of accounting, the Group’s investments in associates and joint ventures are initially recorded at cost and increased (or decreased) each year by the Group’s share of the post-acquisition net income (or loss), or other movements reflected directly in the equity of the associated or jointly-controlled entity. Goodwill arising on the acquisition of an associate or joint venture is included in the carrying value of the investment (net of any accumulated impairment loss). Equity method losses in excess of the Group’s carrying value of the investment in the entity are charged against other assets held by the Group related to the investee. If those assets are written down to zero, a determination is made whether to report additional losses based on the Group’s obligation to fund such losses.
FOREIGN CURRENCY TRANSLATION
The consolidated financial statements are presented in euros, which is the presentation currency of the Group. Various entities in the Group use a different functional currency, being the currency of the primary economic environment in which the entity operates.
An entity records foreign currency revenues, expenses, gains and losses in its functional currency using the exchange rates prevailing at the dates of recognition.

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Assets and liabilities denominated in currencies other than the entity’s functional currency are translated at the rate prevailing at the period end. Foreign exchange gains and losses resulting from the translation and settlement of these items are recognized in the income statement as net gains (losses) on financial assets/liabilities at fair value through profit or loss.
Translation differences on non-monetary items classified as available for sale (for example, equity securities) are not recognized in the income statement, but are included in net gain (loss) not recognized in the income statement within shareholders’ equity until the sale of the asset when they are transferred to the income statement as part of the overall gain or loss on sale of the item.
For the purposes of translation into the presentation currency, assets, liabilities and equity of foreign operations are translated at the period-end closing rate, and items of income and expense are translated into euro at the rates prevailing on the dates of the transactions, or average rates of exchange where these approximate actual rates. The exchange differences arising on the translation of a foreign operation are included in net gain (loss) not recognized in the income statement within shareholders’ equity and subsequently included in the profit or loss on disposal or partial disposal of the operation.
INTEREST, FEES AND COMMISSIONS
Revenue is recognized when the amount of revenue and associated costs can be reliably measured, it is probable that economic benefits associated with the transaction will be realized, and the stage of completion of the transaction can be reliably measured. This concept is applied to the key-revenue generating activities of the Group as follows:
NET INTEREST REVENUES – Interest from all interest-bearing assets and liabilities is recognized as net interest revenues using the effective interest method. The effective interest rate is a rate that provides a constant return on the carrying amount of assets and liabilities. The estimated cash flows for calculating the effective interest include all contractual terms of the asset or liability (excluding future credit losses), and also includes all fees that are an integral part of the effective interest rate, direct and incremental transaction costs, and all other premiums or discounts.
FEES AND COMMISSIONS – The recognition of revenue for fees (including commissions) depends on the purpose for which the fees are charged and the basis of accounting for any associated financial instrument. Fees are distinguished between fees that are an integral part of the effective interest rate of a financial instrument, fees that are earned as services are provided, and fees that are earned on the execution of a significant act. The treatment of fees that are an integral part of the effective interest rate of a financial instrument is explained above under net interest revenues. Fees earned from services that are provided over a specified period of time are recognized over the service period. Fees earned upon the execution of a significant act are recognized when the significant act has been completed. If the asset or liability is carried at fair value through profit or loss, the associated fees are recognized as revenue when the instrument is initially recognized.
Loan commitment fees related to those commitments that are not accounted for as derivatives are recognized in commissions and fee income over the life of the commitment if it is unlikely that a specific lending arrangement will be entered into. If it is probable that the Group will enter into a specific lending agreement, the loan commitment fee is deferred until the origination of a loan and recognized as an adjustment to the loan’s effective interest rate.

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Performance-linked fees or fee components are recognized when the performance criteria are fulfilled.
The following fee income is predominantly earned from services that are provided over a period of time: investment fund management fees, fiduciary fees, custodian fees, portfolio and other management and advisory fees, credit-related fees and commission income. Fees predominantly earned from providing transaction-type services include underwriting fees, corporate finance fees and brokerage fees.
FINANCIAL ASSETS AND LIABILITIES
The Group classifies its financial assets and liabilities in the following categories: financial assets and liabilities at fair value through profit or loss, loans, financial assets available for sale and other financial liabilities. The Group does not classify any financial instruments under the held-to-maturity category. Appropriate classification of financial assets and liabilities is determined at initial recognition and not subsequently changed.
Purchases and sales of financial assets and financial liabilities classified at fair value through profit or loss or as available for sale (“AFS”) are recognized on trade date, being the date on which the Group commits to purchase or sell the asset. All other financial instruments are recognized on a settlement date basis.
FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
The Group classifies certain financial assets and financial liabilities as either held for trading or designated as at fair value through profit or loss at the date of initial recognition. These financial assets and liabilities are carried at fair value and are presented as financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss, respectively. Related realized and unrealized gains and losses are included in net gain (loss) on financial assets/liabilities at fair value through profit or loss.
TRADING ASSETS AND LIABILITIES – financial instruments are classified as held for trading if they have been acquired or incurred principally for the purpose of selling or repurchasing them in the near term, or they form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.
FINANCIAL INSTRUMENTS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS – certain financial assets and liabilities, other than those classified as trading, are designated at fair value through profit or loss using the fair value option. To be designated as at fair value through profit or loss, financial assets and liabilities must meet one of the following criteria: (1) the designation will eliminate or significantly reduce a measurement or recognition inconsistency; (2) a group of financial assets or liabilities or both is managed and its performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy; or (3) the instrument contains one or more embedded derivatives unless: (a) the embedded derivative does not significantly modify the cash flows that otherwise would be required by the contract; or (b) it is clear with little or no analysis that separation is prohibited. Gains and losses on the subsequent remeasurement of the financial assets and liabilities designated at fair value are recognized in net gain (loss) on financial assets/liabilities at fair value through profit or loss.

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LOAN COMMITMENTS
Loan commitments are firm commitments to provide credit under pre-specified terms and conditions. Certain loan commitments are designated at fair value through profit or loss under the fair value option. As indicated under the discussion of ‘Derivatives and Hedge Accounting’ some loan commitments are classified as derivatives. All other loan commitments remain off balance sheet, therefore, for these loan commitments the Group does not recognize and measure changes in fair value that result from changes in market interest rate or credit spreads.
LOANS
Loans include originated and purchased non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as financial assets at fair value through profit or loss, or financial assets available for sale.
Loans are initially recognized at fair value, which is the cash advanced to the borrower plus the net of direct and incremental transaction costs and fees. They are subsequently measured at amortized cost using the effective interest method.
FINANCIAL ASSETS CLASSIFIED AS AVAILABLE FOR SALE
Financial assets that are not classified at fair value through profit or loss or as loans are classified as available for sale (“AFS”). A financial asset classified as AFS is initially recognized at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset. They are carried at fair value with the changes in fair value reported in equity, in net gain (loss) not recognized in the income statement, unless the asset is subject to a fair value hedge, in which case changes in fair value resulting from the risk being hedged are recorded in other revenues. For monetary financial assets available for sale (for example, debt instruments), changes in carrying amounts relating to changes in foreign exchange rate are recognized in the income statement and other changes in carrying amount are recognized in equity as indicated above. For financial assets available for sale that are not monetary items (for example, equity instruments), the gain or loss that is recognized in equity includes any related foreign exchange component.
Realized gains and losses are reported in net gain (loss) on financial assets available for sale. Generally, the weighted-average cost method is used to determine the cost of financial assets. Gains and losses recorded in equity are transferred into the income statement on disposal of an available for sale asset as part of the overall gain or loss on sale.
FINANCIAL LIABILITIES
Except for financial liabilities at fair value through profit or loss, financial liabilities are measured at amortized cost.
Financial liabilities include long-term and short-term debt issued which are initially measured at fair value, which is the consideration received, net of transaction costs incurred. Repurchases of issued debt in the market are treated as extinguishments and the related gain or loss is recorded depending on whether the repurchase price of the debt was lower or higher than its carrying value. A subsequent sale of own bonds in the market is treated as a reissuance of debt.

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DETERMINATION OF FAIR VALUE
Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties, other than in a forced or liquidation sale. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation techniques appropriate for the particular instrument are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which will depend on the price transparency for the instrument or market and the instrument’s complexity. The valuation process to determine fair value also includes making appropriate adjustments to the valuation model outputs to consider factors such as close out costs, liquidity and counterparty credit risk.
RECOGNITION OF TRADE DATE PROFIT AND LOSS
Where there are significant unobservable inputs used in the valuation technique, the financial instrument is recognized at the transaction price and any profit implied from the valuation technique at trade date is deferred. The deferred amount is recognized using a rational and systematic method over the period between trade date and the date when the market is expected to become observable, or over the life of the trade (whichever is shorter). Such methodology is used because it reflects the changing economic and risk profiles of the instruments as the market develops or as the instruments themselves progress to maturity. Any remaining trade date deferred profit is recognized through the income statement when the transaction becomes observable or the Group enters into offsetting transactions that substantially eliminate the instrument’s risk. In the rare circumstances that a trade date loss arises, it would be recognized at inception of the transaction to the extent that it is probable that a loss has been incurred and a reliable estimate of the amount can be made.
DERIVATIVES AND HEDGE ACCOUNTING
Derivatives are used to manage exposures to interest rate, foreign currency and credit risks, including exposures arising from forecast transactions. All freestanding contracts that are considered derivatives for accounting purposes are carried at fair value in the balance sheet regardless of whether they are held for trading or nontrading purposes.
The Group enters into derivative contracts for trading purposes, including swaps, futures contracts, forward contracts, options and other similar types of contracts based on interest and foreign exchange rates, equity and commodity prices, and credit risk. These derivatives are carried at fair value as financial assets/liabilities at fair value through profit or loss, and related gains and losses are included in gain (loss) on financial assets/liabilities at fair value through profit or loss.
The Group makes commitments to originate loans intended for sale. Such positions are considered derivatives and are carried at fair value as financial assets/liabilities at fair value through profit or loss, and related gains and losses are included in net gain (loss) on financial assets/liabilities at fair value through profit or loss. Loan commitments that can be settled net in cash or by delivering or issuing another financial instrument are also considered to be derivatives. Market value guarantees provided on specific mutual fund products offered by the Group are also accounted for as derivatives and hence are carried at fair value, with changes in fair value recorded in net gain (loss) on financial assets/liabilities at fair value through profit or loss.

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Certain derivatives entered into for nontrading purposes, which do not qualify for hedge accounting, that are otherwise effective in offsetting the effect of transactions on noninterest revenues and expenses are recorded in other assets or other liabilities, with both realized and unrealized changes in fair value recorded in the same noninterest revenues and expense captions affected by the transaction being offset. The changes in fair value of all other derivatives not qualifying for hedge accounting are recorded in net gain (loss) on financial assets/liabilities at fair value through profit or loss.
EMBEDDED DERIVATIVES
Some hybrid contracts contain both a derivative and a non-derivative component. In such cases, the derivative component is termed an embedded derivative. Where the economic characteristics and risks of embedded derivatives are not closely related to those of the host contract, and the hybrid contract itself is not carried at fair value through profit or loss, the embedded derivative is bifurcated and reported at fair value with gains and losses being recognized in net gain (loss) on financial assets/liabilities at fair value through profit or loss. The carrying amount of an embedded derivative is reported in the consolidated balance sheet line item with the host contract.
Certain hybrid instruments have been designated at fair value through profit or loss using the fair value option. Those hybrid instruments designated under the fair value option are carried at fair value and recorded as financial assets/liabilities designated at fair value through profit or loss. Subsequent changes in fair value are recognized in net gain (loss) on financial assets/liabilities at fair value through profit or loss.
HEDGE ACCOUNTING
Where derivatives are held for risk management purposes and the transactions meet specific criteria, the Group applies hedge accounting. For accounting purposes there are three possible types of hedges, each of which is accounted for differently: (1) hedges of the changes in fair value of assets, liabilities or firm commitments (fair value hedges); (2) hedges of the variability of future cash flows from forecast transactions and floating rate assets and liabilities (cash flow hedges); and (3) hedges of the translation adjustments resulting from translating the financial statements of foreign operations into the reporting currency of the parent (hedge of a net investment in a foreign operation).
When hedge accounting is applied, the Group documents the relationship between the hedging instrument and hedged item as well as its risk management objectives and its strategy for undertaking the hedging transactions. This documentation includes an assessment of how, at hedge inception and on an ongoing basis, the hedge is expected to be highly effective in offsetting changes in fair value, variability of cash flows, or the translation effects of net investments in foreign operations (as appropriate). Hedge effectiveness is assessed at inception and throughout the term of each hedging relationship. The Group’s policy is not to assume hedge effectiveness, even when the terms of the derivative and hedged item are matched.
Hedging derivatives are reported as other assets and other liabilities. In the event that any derivative is subsequently de-designated as a hedging derivative, it is transferred to financial assets/liabilities at fair value through profit or loss. Subsequent changes in fair value are recognized in gain (loss) on financial assets/liabilities at fair value through profit or loss.

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For hedges of changes in fair value, the changes in the fair value of the hedged asset or liability, or a portion thereof, due to the risk being hedged are recognized in the income statement along with changes in the entire fair value of the derivative. When hedging interest rate risk, for both the derivative and the hedged item any interest accrued or paid is reported in interest revenue or expense and the unrealized gains and losses from the fair value adjustments are reported in other revenues. When hedging the foreign exchange risk of an available for sale security, the fair value adjustments related to the foreign exchange exposures are also recorded in other revenue. Hedge ineffectiveness is reported in other revenues and is measured as the net effect of the fair value adjustments made to the derivative and the hedged item arising from changes in the market rate or price related to the risk being hedged.
If a fair value hedge of a debt instrument is canceled because the derivative is terminated or de-designated, any remaining interest rate related fair value adjustment made to the carrying amount of the debt instrument is amortized to interest revenues or expense over its remaining life. For other types of fair value adjustments and whenever a hedged asset or liability is sold or terminated, any basis adjustments are included in the calculation of the gain or loss on sale or termination.
For hedges of the variability of cash flows, there is no change to the accounting for the hedged item and the derivative is carried at fair value, with changes in value reported initially in net gains (losses) not recognized in the income statement to the extent the hedge is effective. These amounts initially recorded in net gains (losses) not recognized in the income statement are subsequently reclassified into the income statement in the same periods during which the forecast transaction affects the income statement. Thus, for hedges of interest rate risk, the amounts are amortized into interest revenues or expense along with the interest accruals on the hedged transaction. When hedging the foreign exchange risk of a non-monetary financial asset classified as available for sale, such as an equity instrument, the amounts resulting from foreign exchange risk are included in the calculation of the gain or loss on sale once the hedged asset is sold. Hedge ineffectiveness is recorded in other revenues and is usually measured as the difference between the changes in fair value of the actual hedging derivative and a hypothetically perfect hedge.
When hedges of the variability of cash flows due to interest rate risk are canceled, amounts remaining in net gains (losses) not recognized in the income statement are amortized to interest revenues or expense over the remaining life of the original contract. For cancellations of other types of hedges of the variability of cash flows, the related amounts in net gains (losses) not recognized in the income statement are reclassified into the income statement either in the same income statement caption and period as the forecasted transaction, or in other revenues when it is no longer probable that the forecast transaction will occur.
For hedges of the translation adjustments resulting from translating the financial statements of net investments in foreign operations (hedge of a net investment in a foreign operation) into the functional currency of the parent, the portion of the change in fair value of the derivative due to changes in the spot foreign exchange rate is recorded as a foreign currency translation adjustment in net gain (loss) not recognized in the income statement to the extent the hedge is effective; and the remainder is recorded as other revenues in the income statement.

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IMPAIRMENT OF FINANCIAL ASSETS
At each balance sheet date, the Group assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred if there is:
—	objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (‘a loss event’);

—	the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets; and

—	a reliable estimate of the amount can be made.
IMPAIRMENT OF LOANS HELD AT AMORTIZED COST
The Group first assesses whether objective evidence of impairment exists individually for loans that are individually significant. It then assesses collectively for loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment under the individual assessment.
To allow management to determine whether a loss event has occurred on an individual basis, all significant counterparty relationships are reviewed periodically. This evaluation considers current information and events related to the counterparty, such as the counterparty experiencing significant financial difficulty or a breach of contract, for example, default or delinquency in interest or principal payments.
If there is evidence of impairment leading to an impairment loss for an individual counterparty relationship, then the amount of the loss is determined as the difference between the carrying amount of the loan(s), including accrued interest, and the estimated recoverable amount. The estimated recoverable amount is measured as the present value of expected future cash flows discounted at the loan’s original effective interest rate, including cash flows that may result from foreclosure less costs for obtaining and selling the collateral. The carrying amount of the loans is reduced by the use of an allowance account and the amount of the loss is recognized in the income statement as a component of the provision for credit losses.
The collective assessment of impairment is principally to establish an allowance amount relating to loans that are either individually significant but for which there is no objective evidence of impairment, or are not individually significant, but for which there is, on a portfolio basis, a loss amount that is probable of having occurred and is reasonably estimable. The loss amount has three components. The first component is an amount for country risks for transfer and currency convertibility risks for loan exposures in countries where there are serious doubts about the ability of counterparties to comply with the repayment terms due to the economic or political situation prevailing in the respective country of domicile. This amount is calculated using ratings for country risk and transfer risk which are established and regularly reviewed for each country that the Group does business in. The second component is an allowance amount representing the incurred losses on the portfolio of smaller-balance homogeneous loans covering loans to individuals and small business customers of the private and retail business. The loans are grouped according to similar credit risk characteristics and the allowance for each group is determined using statistical models based on historical experiences. The third component represents an estimate of incurred losses inherent in the group of loans that have not yet been individually identified or measured as part of the smaller-balance homogenized loans. Loans that were found not to be impaired when evaluated on an individual basis are included in the scope of this component of the allowance.

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Once a loan is identified as impaired, although the accrual of interest in accordance with the contractual terms of the loan is discontinued, the accretion of the net present value of the written down amount of the loan due to the passage of time is recognized as interest revenues based on the original effective interest rate of the loan.
All impaired loans are reviewed for changes to the recoverable amount. Any change to the previously recognized impairment loss is recognized as a change to the allowance account and recorded in the income statement as a component of the provision for credit losses.
When it is considered that there is no realistic prospect of recovery and all collateral has been realized or transferred to the Group, the loan together with the associated allowance is written off. Subsequent recoveries, if any, are credited to the allowance account and recorded in the income statement as a component of the provision for credit losses.
Impairment and impairment loss for off-balance sheet positions is determined using the same measurement techniques as for loans. Any loss amounts are recognized as an allowance in the balance sheet within other liabilities and charged to the income statement as a component of the provision for credit losses.
IMPAIRMENT OF FINANCIAL ASSETS CLASSIFIED AS AVAILABLE FOR SALE
For financial assets classified as available for sale (“AFS”), management assesses at each balance sheet date whether there is objective evidence that an asset or group of assets is impaired.
In the case of equity investments classified as AFS, objective evidence would include a significant or prolonged decline in the fair value of the investment below cost. Where there is evidence of impairment, the cumulative unrealized loss previously recognized in equity, in net gains (losses) not recognized in the income statement, is removed from equity and recognized in the income statement for the period, reported in net gain (loss) on financial assets available for sale. This amount is determined as the difference between the acquisition cost and current fair value of the asset less any impairment loss on that investment previously recognized in the income statement. Reversals of impairment losses on equity investments classified as AFS are not reversed through the income statement; increases in their fair value after impairment are recognized in equity.
In the case of debt securities classified as AFS, impairment is assessed based on the same criteria as for loans. Reversals of impairment of debt securities are recognized in the income statement if the recovery is objectively related to a specific event occurring after the impairment loss.
DERECOGNITION OF FINANCIAL ASSETS AND LIABILITIES
FINANCIAL ASSET DERECOGNITION
A financial asset is considered for derecognition when the contractual rights to the cash flows from the financial asset expire, or the Group has either transferred the contractual right to receive the cash flows from that asset, or has assumed an obligation to pay those cash flows to one or more recipients, subject to certain criteria.

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The Group derecognizes a transferred financial asset if it transfers substantially all the risks and rewards of ownership.
The Group enters into transactions where it transfers previously recognized financial assets but retains substantially all the associated risks and rewards of those assets; for example, a sale to a third party where the Group enters into a concurrent total return swap with the same counterparty. These types of transactions are accounted for as secured financing transactions.
In transactions where substantially all the risks and rewards of ownership of a financial asset are neither retained nor transferred, the Group derecognizes the transferred asset if control over that asset is relinquished. The rights and obligations retained in the transfer, such as servicing assets and liabilities, are recognized separately as assets and liabilities, as appropriate. If control over the asset is retained, the Group continues to recognize the asset to the extent of its continuing involvement, which is determined by the extent to which it remains exposed to changes in the value of the transferred asset.
The derecognition criteria are also applied to the transfer of part of an asset, rather than the asset as a whole, or to a group of similar financial assets in their entirety, when applicable. If transferring a part of an asset, it must comprise a specifically identified cash flow, a fully proportionate share of the asset, or a fully proportionate share of a specifically identified cash flow.
SECURITIZATION
The Group securitizes various consumer and commercial financial assets, which is achieved via the sale of these assets to an SPE, which in turn issues securities to investors. The transferred assets may qualify for derecognition in full or in part, under the policy on derecognition of financial assets. Interests in the securitized financial assets may be retained in the form of senior or subordinated tranches, interest only strips or other residual interests (collectively referred to as ‘retained interests’). Provided the Group’s retained interests do not result in consolidation of an SPE, nor in continued recognition of the transferred assets, these interests are primarily recorded in financial assets at fair value through profit or loss and carried at fair value. Gains or losses on securitization depend in part on the carrying amount of the transferred financial assets, allocated between the financial assets derecognized and the retained interests based on their relative fair values at the date of the transfer. Gains or losses on securitization are recorded in gain (loss) on financial assets/liabilities at fair value through profit or loss where the transferred assets were classified as financial assets at fair value through profit or loss.
DERECOGNITION OF FINANCIAL LIABILITIES
A financial liability is derecognized when the obligation under the liability is discharged or canceled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statement.

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REPURCHASE AND REVERSE REPURCHASE AGREEMENTS
Securities purchased under resale agreements (“reverse repurchase agreements”) and securities sold under agreements to repurchase (“repurchase agreements”) are treated as collateralized financings and are carried at the amount of cash disbursed and received, respectively. The party disbursing the cash takes possession of the securities serving as collateral for the financing and having a market value equal to or in excess of the principal amount loaned. The securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on, or derecognized from, the balance sheet, unless the risks and rewards of ownership are obtained or relinquished.
The Group has chosen to apply the fair value option to certain repurchase and reverse repurchase portfolios that are managed on a fair value basis.
Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements is reported as interest revenues and interest expense, respectively.
SECURITIES BORROWED AND SECURITIES LOANED
Securities borrowed transactions generally require the Group to deposit cash with the securities lender. In a securities loaned transaction, the Group generally receives either cash collateral, in an amount equal to or in excess of the market value of securities loaned, or securities. The Group monitors the fair value of securities borrowed and securities loaned and additional collateral is disbursed or obtained, if necessary.
The amount of cash advanced or received is recorded as securities borrowed and securities loaned, respectively.
The securities borrowed are not themselves recognized in the financial statements. If they are sold to third parties, the obligation to return the securities is recorded as a financial liability designated at fair value through profit or loss and any subsequent gain or loss is included in the income statement in gain (loss) on financial assets/liabilities at fair value through profit or loss. Securities lent to counterparties are also retained on the balance sheet.
Fees received or paid are reported in interest revenues and interest expense, respectively. Securities owned and pledged as collateral under securities lending agreements in which the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed on the consolidated balance sheet.
OFFSETTING FINANCIAL INSTRUMENTS
Financial assets and liabilities are offset and the net amount reported in the balance sheet if, and only if, there is a currently enforceable legal right to set off the recognized amounts and there is an intention to settle on a net basis, or to realize an asset and settle the liability simultaneously. In all other situations they are presented gross.

// SIGNIFICANT ACCOUNTING POLICIES (UNAUDITED)	// 38

PREMISES AND EQUIPMENT
Premises and equipment includes own-use properties, leasehold improvements, furniture and equipment and software (operating systems only). Own-use properties are stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation is generally recognized using the straight-line method over the estimated useful lives of the assets. The range of estimated useful lives is 25 to 50 years for premises and 3 to 10 years for furniture and equipment. Leasehold improvements are depreciated on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement, which generally ranges from 3 to 15 years. Depreciation of premises and equipment is included in general and administrative expenses. Maintenance and repairs are charged to general and administrative expenses and improvements are capitalized. Gains and losses on disposals are reflected in other revenues.
Premises and equipment are tested for impairment at least annually and an impairment charge is recorded to the extent the recoverable amount, which is the higher of fair value less costs to sell or value in use, is less than its carrying amount. Value in use is the present value of the future cash flows expected to be derived from the asset. After the recognition of an impairment, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount. Where an impairment is later reversed, the depreciation charge is adjusted prospectively.
Properties leased under a finance lease, are capitalized as assets in premises and equipment and depreciated over the terms of the leases.
GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill arises on the acquisition of subsidiaries, associates and joint ventures, and represents the excess of the fair value of the purchase consideration and direct costs of making the acquisition, over the net fair value of the Group’s share of the identifiable assets acquired and the liabilities and contingent liabilities assumed on the date of the acquisition.
For the purpose of calculating goodwill, fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value. This discounting is either performed using market rates or by using risk-free rates and risk adjusted expected future cash flows.
Goodwill on the acquisition of subsidiaries is capitalized and reviewed annually for impairment, or more frequently when there are indications that impairment may have occurred. Goodwill is allocated to cash generating units for the purpose of impairment testing considering the business level at which goodwill is monitored for internal management purposes. On this basis, the Group’s goodwill carrying cash generating units are:
—	Global Markets and Corporate Finance (within the Corporate Banking & Securities segment);

—	Global Transaction Banking;

—	Asset Management and Private Wealth Management (within the Asset and Wealth Management segment);

—	Private & Business Clients; and

—	Corporate Investments.

// 39

Goodwill on the acquisitions of associates and joint ventures is included in the amount of the investments. Gains and losses on the disposal of a cash generating unit include the carrying amount of the goodwill relating to the cash generating unit sold.
Intangible assets are recognized separately from goodwill when they arise from contractual or other legal rights or are separable and their fair value can be measured reliably. Intangible assets such as customer contracts, investment management agreements and mortgage servicing rights are carried at cost and amortized in proportion to and over the estimated period of net servicing revenue. Other intangible assets that have a finite useful life are amortized over periods of between 3 and 15 years based on the expected useful life; other intangible assets that have an indefinite useful life, primarily investment management agreements related to retail mutual funds, are not amortized. These assets are tested for impairment and their useful lives are reaffirmed at least annually.
Costs related to software developed or obtained for internal use are capitalized where it is probable that future economic benefits will flow to the Group, and the cost can be reliably measured. Capitalized costs are depreciated using the straight-line method over a period of 3 to 5 years. Eligible costs include external direct costs for materials and services, as well as payroll and payroll-related costs for employees directly associated with an internal-use software project. Overhead costs, as well as costs incurred during planning or after the software is ready for use, are expensed as incurred.
FINANCIAL GUARANTEES
Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due, in accordance with the terms of a debt instrument. Such financial guarantees are given to banks, financial institutions and other entities on behalf of customers to secure loans, overdrafts and other banking facilities.
Financial guarantees are initially recognized in the financial statements at fair value on the date the guarantee was given which is likely to be the premium received. Subsequent to initial recognition, the Group’s liabilities under such guarantees are measured at the higher of the initial measurement, less cumulative amortization and the best estimate of the expenditure required to settle any financial obligation arising at the balance sheet date. These estimates are determined based on experience of similar transactions and history of past losses, supplemented by the judgment of management.
Any increase in the liability relating to guarantees is recorded in the income statement under other operating expenses.
LEASING TRANSACTIONS
LESSOR
Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases. When assets are held subject to a finance lease, the present value of the lease payments, discounted at the rate of interest implicit in the lease, is recognized as a receivable. Finance income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

// SIGNIFICANT ACCOUNTING POLICIES (UNAUDITED)	// 40

Assets leased to customers under agreements which do not transfer substantially all the risks and rewards of ownership are classified as operating leases. The leased assets are included within premises and equipment on the Group’s balance sheet and depreciation is provided on the depreciable amount of these assets on a systematic basis over their estimated useful lives. Lease income is recognized on a straight-line basis over the period of the lease.
LESSEE
For properties subject to operating leases, rental expense is recognized on a straight-line basis over the lease term, which commences when the lessee controls the physical use of the property. Lease incentives are treated as a reduction of rental expense and are also recognized over the lease term on a straight-line basis.
In sale and operating leaseback transactions, recognition of profit on sale is determined by comparing sales price to fair value. If sales price is at fair value, then the profit is recognized immediately. In a sale and finance leaseback transaction, the entire profit is generally deferred and amortized over the lease term.
EMPLOYEE BENEFITS
PENSION BENEFITS
The Group sponsors a number of defined contribution and defined benefit plans covering employees of certain subsidiaries. The assets of all the Group’s defined contribution plans are held in independently administered funds. Contributions are generally determined as a percentage of salary and are expensed based on employee services rendered, generally in the year of contribution.
All defined benefit plans are valued using the projected unit credit method to determine the defined benefit obligation and the related expenses. The recognition of actuarial gains and losses is applied by using the 10% “corridor” approach. Therefore, a portion is recognized in the income statement if the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceeded the greater of a) 10 % of the present value of the defined benefit obligation at that date (before deducting plan assets) and b) 10 % of the fair value of any plan assets at that date. The Group’s defined benefit plans are usually funded.
OTHER POST-RETIREMENT BENEFITS
In addition, the Group’s affiliates maintain unfunded contributory defined benefit postretirement health care plans for a number of retired employees who are mainly located in the United States. These plans pay stated percentages of eligible medical and dental expenses of retirees after a stated deductible has been met. The Group funds these plans on a cash basis as benefits are due. Analogous to defined benefit pension plans these plans are valued using the projected unit credit method. The recognition of actuarial gains and losses is applied by using the 10% “corridor” approach.

// 41

SHARE-BASED COMPENSATION
The Group accounts for all share-based employee awards based on the fair value method. Under this method, compensation expense for awards classified as equity instruments is measured at the grant date based on the fair value of the share-based award. For share awards, the fair value is the quoted market price of the share reduced by the present value of the expected dividends that will not be received by the employee and adjusted for the effect, if any, of restrictions beyond the vesting date. In case an award is modified such that its fair value immediately after modification exceeds its fair value immediately prior to modification, a remeasurement takes place and the resulting increase in fair value is recognized as additional compensation expense. The timing of expense recognition relating to grants which, due to early retirement provisions, include a nominal but nonsubstantive service period are accelerated by shortening the amortization period of the expense from the grant date to the date when the employee meets the eligibility criteria for the award, and not the vesting date. For awards that are delivered in tranches, each tranche is considered a separate award and amortized separately.
The Group records the offsetting amount to the recognized compensation expense in additional paid-in capital (APIC). Compensation expense is recorded on a straight-line basis over the period in which employees perform services to which the awards relate or over the period of the tranche for those awards delivered in tranches. Estimates of expected forfeitures are periodically adjusted in the event of actual forfeitures or for changes in expectations. Compensation expense for share-based awards payable in cash is remeasured to fair value at each balance sheet date, and the related obligations are included in other liabilities until paid.
OBLIGATIONS TO PURCHASE COMMON SHARES
Forward purchases and written put options where Deutsche Bank shares are the underlying are reported as obligations to purchase common shares if the number of shares is fixed and physical settlement for a fixed amount of cash is required. At inception the obligation is recorded at the fair value of the shares, which is equal to the present value of the settlement amount of the forward or option. For forward purchases and written put options of Deutsche Bank shares, a corresponding charge is made to shareholders’ equity and reported as equity classified as an obligation to purchase common shares. For forward purchases of minority interest shares, a corresponding reduction to equity is made.
The liabilities are accounted for on an accrual basis if the purchase price for the shares is fixed, and interest costs on the liability are reported as interest expense. Upon settlement of such forward purchases and written put options, the liability is extinguished whereas the charge to equity remains but is reclassified to common shares in treasury.
Deutsche Bank common shares subject to such forward contracts are not considered to be outstanding for purposes of basic earnings per share calculations, but are for dilutive earnings per share calculations to the extent that they are in fact dilutive.
Put and call option contracts with Deutsche Bank shares as the underlying where the number of shares is fixed and physical settlement is required are not classified as derivatives. The premium at inception is recorded within equity.
All derivative contracts, other than those discussed above, where Deutsche Bank shares are the underlying are recorded as financial assets/liabilities at fair value through profit or loss.

// SIGNIFICANT ACCOUNTING POLICIES (UNAUDITED)	// 42

INCOME TAXES
The Group recognizes the current and deferred tax consequences of transactions that have been included in the consolidated financial statements using the provisions of the respective jurisdictions’ tax laws. Current and deferred taxes are charged or credited to equity if the tax relates to items that are charged or credited directly to equity.
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating loss carry-forwards and tax credits. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profit will be available.
For share-based payment transactions the Group may receive a tax deduction related to the compensation paid in shares. The amount deductible for tax purposes may differ from the cumulative compensation expense recorded. The Group has to estimate at any reporting date the expected future tax deduction based on the current share price. If the amount deductible or expected to be deductible for tax purposes exceeds the cumulative compensation expense, the excess tax benefit is recognized in equity. If the amount deductible or expected to be deductible for tax purposes is less than the cumulative compensation expense, the shortfall is recognized in the Group’s income statement for the period.
Deferred tax assets and liabilities are measured based on the tax rates that are expected to apply in the period that the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.
Deferred income tax is provided on temporary differences arising from investments in subsidiaries, branches and associates and interests in joint ventures except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future.
Deferred tax assets from net operating losses available for carry-forward and unused tax credits are recognized as an asset when it is probable that future taxable profits will be available.
Deferred tax related to fair value re-measurement of available for sale investments and cash flow hedges, which are charged or credited directly to equity, is also credited or charged directly to equity and subsequently recognized in the income statement if the gain or loss is realized.

// 43

PROVISIONS
Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.
Where the effect of the time value of money is material, provisions are discounted and measured at the present value of the expenditure expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.
STATEMENT OF CASH FLOWS
For purposes of the consolidated statement of cash flows, the Group’s cash and cash equivalents include highly liquid investments that are readily convertible into cash and which are subject to an insignificant risk of change in value. Such investments include cash and balances at central banks and demand deposits with banks.

// SEGMENT INFORMATION (UNAUDITED)	// 44

Segment Information (unaudited)
BASIS OF SEGMENT PRESENTATION
The following segment information has been prepared in accordance with IFRS 8, “Operating Segments,” which defines requirements for the disclosure of financial information of an entity’s operating segments. IFRS 8 replaces IAS 14, “Segment Reporting”. It follows the “management approach”, which is the basis for steering the Group’s businesses and the basis on which segment information was presented in the past. IFRS 8, which has not yet been endorsed by the EU, was approved by the IASB in November 2006 and is effective for reporting periods beginning on or after January 1, 2009. Early adoption is permitted.
The main differences between IFRS 8, “Operating Segments,” and IAS 14, “Segment Reporting,” refer to the identification of segments and to the accounting methods used to measure segment results.
IDENTIFICATION OF SEGMENTS
IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance. IAS 14 requires an entity to identify two sets of segments, business and geographical, using a risks and rewards approach, with the entity’s “system of internal financial reporting to key management personnel” serving as the starting point for the identification of such segments.
Risks and rewards in Deutsche Bank are predominantly affected by the products and services offered by its individual businesses, and as such no different business segments, were identified under IFRS 8 than under IAS 14.
ACCOUNTING METHODS
IFRS 8 requires the disclosure of the information used by the chief operating decision maker to allocate resources and to assess performance. IAS 14 requires segment information to be prepared in conformity with the accounting policies used for the consolidated financial statements.
Management reporting in Deutsche Bank is generally based on IFRS. Non-IFRS-compliant accounting methods are only established on rare occasions and could represent either valuation or classification differences. The largest valuation differences relate to mark-to-market accounting in management reporting versus accrual accounting under IFRS (e.g. for certain financial instruments in the Group’s treasury books in CB&S and PBC) and to the recognition of trading results from own shares in revenues in management reporting (mainly in CB&S) as opposed to a recognition in equity under IFRS. The major classification difference relates to minority interest, which is a component of pre-tax income in management reporting and a component after net income in the IFRS income statement.

// 45

Segment reporting under IFRS 8 requires a presentation of the segment results based on management reporting methods and a reconciliation between the results of the business segments and the consolidated financial statements. Under IFRS 8 the Group reports the reconciliation within the “Consolidation & Adjustments” section. IAS 14 requires business segments to be presented on an IFRS basis, and adjustments to reconcile between management reporting methods and IFRS have to be reflected within the results of the individual business segments. For further details regarding the reconciliation of segmental results from IFRS 8 to IAS 14, please refer to page 49 of this report.
COMPOSITION OF THE BUSINESS SEGMENTS
The Group’s segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments.
During the first nine months of 2007, there were no material changes in the organizational structure which affected the composition of the business segments. Restatements due to minor changes in the organizational structure have been implemented in the presentation of prior period comparables if they were considered in the Group’s management reporting systems.
The following describes certain transactions with a material impact on the Group’s segment operations:
—	Effective January 1, 2007, the Group completed the acquisition of Berliner Bank, which is included in the corporate division Private & Business Clients.

—
Effective January 2, 2007, the Group announced the completion of the acquisition of MortgageIT Holdings, Inc, a residential mortgage real estate investment trust (REIT) in the U.S. The business is included in the corporate division Corporate Banking & Securities.

—
On January 22, 2007, the Group sold the second tranche (41%) of PBC’s Italian BankAmericard processing activities to Istituto Centrale delle Banche Popolari Italiane (“ICBPI”), the central body of Italian cooperative banks. The business was part of the corporate division Private & Business Clients.

—
On June 1, 2007, the Group completed the sale of the Australian Asset Management domestic manufacturing operations to Aberdeen Asset Management. The business was included within the corporate division Asset and Wealth Management.

—
On July 3, 2007, RREEF Infrastructure completed the acquisition of Maher Terminals LLC, a privately-held operator of port terminal facilities in North America. The acquisition is the seed asset for the North America Infrastructure Fund and is included in the corporate division Asset and Wealth Management.

—
On July 5, 2007, the Group announced the acquisition of the institutional cross-border custody business of Türkye Garanti Bankasi A.S. The transaction will be completed in April 2008. The business will be included within the corporate division Global Transaction Banking.

—
On July 31, 2007, the Group announced the acquisition of Abbey Life Assurance Company Ltd. The business will be included within the corporate division Corporate Banking & Securities. The transaction was completed on October 1, 2007.

SEGMENTAL RESULTS OF OPERATIONS
The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the three and nine months ended September 30, 2007 and 2006.

// SEGMENT INFORMATION (UNAUDITED)	// 46

Three months ended	Corporate and Investment Bank			Private Clients and Asset Management			Corporate	Consolida-	Total
Sep 30, 2007	Corporate	Global	Total	Asset and	Private &	Total	Invest-	tion &	Consoli-
	Banking &	Trans-		Wealth	Business		ments	Adjust-	dated
in € m.	Securities	action		Manage-	Clients			ments
(unless stated otherwise)		Banking		ment
Net revenues	1,265	661	1,926	1,126	1,441	2,567	654 [1]	(52)	5,095

Provision for credit losses	(17)	(2)	(19)	1	124	124	(1)	0	105

Total noninterest expenses	1,454	399	1,853	859	1,013	1,872	26	(210)	3,541

therein:
Impairment of intangible
assets	–	–	–	–	–	–	–	–	–
Restructuring activities	(1)	(0)	(1)	(0)	(0)	(1)	(0)	–	(2)

Minority interest	8	–	8	1	0	1	1	(9)	–

Income before income tax expense	(179)	263	85	265	304	569	629	168	1,449

Cost/income ratio	115%	60%	96%	76%	70%	73%	4%	N/M	69%

Assets[2]	1,738,020	30,878	1,751,441	37,875	107,128	144,962	13,949	9,384	1,879,012

Average active equity[3]	20,206	1,128	21,335	5,192	3,382	8,574	371	149	30,428

Pre-tax return on average active equity[4]	(4)%	93%	2%	20%	36%	27%	N/M	N/M	19%

N/M – Not meaningful

1	Includes gains from the sale of industrial holdings (Linde AG and Allianz SE) of € 305 million and from the sale of premises (sale/leaseback transaction of 60 Wall Street) of € 187 million.

2
The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to ‘Total Consolidated’.

3
For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

4	For the calculation of pre-tax return on average active equity please refer to page 72 of this document. For ‘Total Consolidated’ pre-tax return on average shareholders’ equity is 16%.

Three months ended	Corporate and Investment Bank			Private Clients and Asset Management			Corporate	Consolida-	Total
Sep 30, 2006	Corporate	Global	Total	Asset and	Private &	Total	Invest-	tion &	Consoli-
	Banking &	Trans-		Wealth	Business		ments	Adjust-	dated
in € m.	Securities	action		Manage-	Clients			ments
(unless stated otherwise)		Banking		ment
Net revenues	3,488	542	4,030	904	1,252	2,156	81 [1]	101 [2]	6,369

Provision for credit losses	(19)	(9)	(27)	(1)	105	104	(0)	(0)	76

Total noninterest expenses	2,471	381	2,851	725	883	1,608	36	14	4,511

therein:
Impairment of intangible
assets	–	–	–	–	–	–	–	–	–
Restructuring activities	9	1	10	3	4	7	1	–	18

Minority interest	9	–	9	(2)	0	(2)	(0)	(7)	–

Income before income tax expense	1,027	170	1,198	182	264	446	45	93	1,782

Cost/income ratio	71%	70%	71%	80%	71%	75%	45%	N/M	71%

Assets (as of Dec 31, 2006)[3]	1,446,484	25,646	1,455,615	35,922	94,709	130,591	17,783	7,811	1,571,768

Average active equity[4]	16,086	1,035	17,120	4,837	2,308	7,144	1,104	7	25,376

Pre-tax return on average active equity[5]	26%	66%	28%	15%	46%	25%	N/M	N/M	28%

N/M – Not meaningful

1	Includes gains from the sale of industrial holdings (Linde AG) of € 92 million.

2	Includes a settlement of insurance claims in respect of business interruption losses and costs related to the terrorist attacks of September 11, 2001 of € 125 million.

3
The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to ‘Total Consolidated’.

4
For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

5	For the calculation of pre-tax return on average active equity please refer to page 72 of this document. For ‘Total Consolidated’ pre-tax return on average shareholders’ equity is 25%.

// 47

Nine months ended	Corporate and Investment Bank			Private Clients and Asset Management			Corporate	Consolida-	Total
Sep 30, 2007	Corporate	Global	Total	Asset and	Private &	Total	Invest-	tion &	Consoli-
	Banking &	Trans-		Wealth	Business		ments	Adjust-	dated
in € m.	Securities	action		Manage-	Clients			ments
(unless stated otherwise)		Banking		ment
Net revenues	12,691	1,928	14,620	3,273	4,309	7,581	1,351 [1]	(99)	23,454

Provision for credit losses	(80)	(1)	(82)	1	364	365	(0)	(1)	283

Total noninterest expenses	9,000	1,206	10,206	2,521	3,050	5,571	191	(109)	15,859

therein:
Impairment of intangible
assets	–	–	–	–	–	–	54	–	54
Restructuring activities	(3)	(1)	(4)	(6)	(0)	(6)	(0)	–	(10)

Minority interest	18	–	18	6	0	7	(5)	(20)	–

Income before income tax expense	3,754	724	4,477	744	894	1,638	1,166	31	7,312

Cost/income ratio	71%	63%	70%	77%	71%	73%	14%	N/M	68%

Assets[2]	1,738,020	30,878	1,751,441	37,875	107,128	144,962	13,949	9,384	1,879,012

Average active equity[3]	19,181	1,091	20,272	5,125	3,413	8,538	508	73	29,391

Pre-tax return on average active equity[4]	26%	88%	29%	19%	35%	26%	N/M	N/M	33%

N/M – Not meaningful

1
Includes gains from the sale of industrial holdings (Fiat S.p.A., Linde AG and Allianz SE) of € 432 million, income from equity method investments (Deutsche Interhotel Holding GmbH & Co. KG) of € 178 million, net of goodwill impairment charge of € 54 million, and gains from the sale of premises (sale/leaseback transaction of 60 Wall Street) of € 317 million.

2
The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to ‘Total Consolidated’.

3
For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

4	For the calculation of pre-tax return on average active equity please refer to page 72 of this document. For ‘Total Consolidated’ pre-tax return on average shareholders’ equity is 27%.

Nine months ended	Corporate and Investment Bank			Private Clients and Asset Management			Corporate		Consolida-	Total
Sep 30, 2006	Corporate	Global	Total	Asset and	Private &	Total	Invest-		tion &	Consoli-
	Banking &	Trans-		Wealth	Business		ments		Adjust-	dated
in € m.	Securities	action		Manage-	Clients				ments
(unless stated otherwise)		Banking		ment
Net revenues	12,727	1,644	14,371	3,029	3,815	6,843	407	[1]	(304)[2]	21,318

Provision for credit losses	(88)	(30)	(118)	(1)	285	284	3		(0)	168

Total noninterest expenses	8,436	1,123	9,559	2,380	2,712	5,091	123		(48)	14,726

therein:
Impairment of intangible
assets	–	–	–	–	–	–	–		–	–
Restructuring activities	41	16	57	26	33	59	1		–	118

Minority interest	30	–	30	(7)	0	(7)	0		(24)	–

Income before income tax expense	4,349	552	4,901	657	818	1,475	281		(232)	6,424

Cost/income ratio	66%	68%	67%	79%	71%	74%	30%		N/M	69%

Assets (as of Dec 31, 2006)[3]	1,446,484	25,646	1,455,615	35,922	94,709	130,591	17,783		7,811	1,571,768

Average active equity[4]	15,622	1,055	16,677	4,906	2,154	7,060	1,073		13	24,822

Pre-tax return on average active equity[5]	37%	70%	39%	18%	51%	28%	N/M		N/M	34%

N/M – Not meaningful

1	Includes gain from the sale of the bank’s remaining holding in EUROHYPO of € 131 million, gains from the sale of industrial holdings (Linde AG) of € 92 million.

2	Includes a settlement of insurance claims in respect of business interruption losses and costs related to the terrorist attacks of September 11, 2001 of € 125 million.

3
The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to ‘Total Consolidated’.

4
For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

5	For the calculation of pre-tax return on average active equity please refer to page 72 of this document. For ‘Total Consolidated’ pre-tax return on average shareholders’ equity is 30%.

// SEGMENT INFORMATION (UNAUDITED)	// 48

The following tables present the revenue components of the Corporate and Investment Bank Group Division and the Private Clients and Asset Management Group Division for the three and nine months ended September 30, 2007 and 2006:
REVENUE COMPONENTS OF THE CORPORATE AND INVESTMENT BANK GROUP DIVISION

	Three months ended		Nine months ended
in € m.	Sep 30, 2007	Sep 30, 2006	Sep 30, 2007	Sep 30, 2006
Origination (equity)	204	139	650	489

Origination (debt)	(324)	294	416	990

Total Origination	(120)	433	1,065	1,478

Sales & Trading (equity)	428	690	3,545	2,979

Sales & Trading (debt and other products)	576	1,980	6,819	7,243

Total Sales & Trading	1,004	2,669	10,364	10,223

Advisory	269	209	775	568

Loan products	214	236	749	711

Transaction services	661	542	1,928	1,644

Other products	(101)	(59)	(262)	(252)

Total	1,926	4,030	14,620	14,371

REVENUE COMPONENTS OF THE PRIVATE CLIENTS AND ASSET MANAGEMENT GROUP DIVISION

	Three months ended		Nine months ended
in € m.	Sep 30, 2007	Sep 30, 2006	Sep 30, 2007	Sep 30, 2006
Portfolio/fund management	812	666	2,278	2,221

Brokerage	531	432	1,661	1,448

Loan/deposit	814	708	2,363	2,053

Payments, account & remaining financial services	244	222	706	656

Other products	165	129	573	465

Total	2,567	2,156	7,581	6,843

RECONCILIATION OF SEGMENTAL RESULTS TO CONSOLIDATED RESULTS ACCORDING TO IFRS
For the third quarter 2007, Consolidation & Adjustments recorded an income before income taxes of € 168 million, including negative adjustments of € 28 million to reverse the impact of different accounting methods used for the business segments in the Group’s management reporting and IFRS, as well as income not attributable to the business segments (“Corporate Items”) of net € 197 million. The Corporate Items included a recovery of value added tax paid in prior years, based on a refined methodology which has been agreed with the tax authorities, and insurance reimbursements associated with several litigation cases. In the third quarter last year, income before income taxes was € 93 million, of which adjustments for different accounting methods in management reporting and IFRS were € 15 million, and Corporate Items were € 78 million. The latter included a settlement of insurance claims in respect of business interruption losses and costs related to the terrorist attacks of September 11, 2001.

// 49

For the first nine months of 2007, income before income taxes in Consolidation & Adjustments was € 31 million. This included negative adjustments of € 50 million to reverse the impact of different accounting methods used for the business segments in the Group’s management reporting and IFRS, as well as Corporate Items of € 81 million. The Corporate Items included, in addition to the aforementioned effects in the third quarter, charges related to litigation provisions and to the purchase of a bank-occupied building. In the first nine months of 2006, income before income taxes amounted to a loss of € 232 million. Negative adjustments for different accounting methods used in management reporting and IFRS were €  284 million. Corporate Items of € 52 million mainly included the aforementioned settlement of insurance claims in the third quarter 2006, partly offset by miscellaneous smaller charges.
RECONCILIATION OF SEGMENT RESULTS FROM IFRS 8 TO IAS 14
The following tables reconcile the segmental results from IFRS 8 to IAS 14 for the business segment and components of the income statement affected.
CORPORATE BANKING & SECURITIES CORPORATE DIVISION (CB&S)

Net revenues	Three months ended		Nine months ended
in € m.	Sep 30, 2007	Sep 30, 2006	Sep 30, 2007	Sep 30, 2006
IFRS 8	1,265	3,488	12,691	12,727

Add (deduct)
Reversal of valuation differences	(27)	37	(32)	(254)

IAS 14	1,238	3,525	12,659	12,473

Income before income tax expense	Three months ended		Nine months ended
in € m.	Sep 30, 2007	Sep 30, 2006	Sep 30, 2007	Sep 30, 2006
IFRS 8	(179)	1,027	3,754	4,349

Add (deduct)
Reversal of valuation differences	(27)	37	(32)	(254)
Reversal of classification differences	8	9	18	30

IAS 14	(199)	1,073	3,739	4,125

ASSET AND WEALTH MANAGEMENT CORPORATE DIVISION (AWM)

Income before income tax expense	Three months ended		Nine months ended
in € m.	Sep 30, 2007	Sep 30, 2006	Sep 30, 2007	Sep 30, 2006
IFRS 8	265	182	744	657

Add (deduct)
Reversal of classification differences	1	(2)	6	(7)

IAS 14	266	180	751	650

// SEGMENT INFORMATION (UNAUDITED)
// 50
PRIVATE & BUSINESS CLIENTS CORPORATE DIVISION (PBC)

Net revenues	Three months ended		Nine months ended
in € m.	Sep 30, 2007	Sep 30, 2006	Sep 30, 2007	Sep 30, 2006
IFRS 8	1,441	1,252	4,309	3,815

Add (deduct)
Reversal of valuation differences	(10)	(27)	(39)	(51)

IAS 14	1,431	1,225	4,270	3,764

Income before income tax expense	Three months ended		Nine months ended
in € m.	Sep 30, 2007	Sep 30, 2006	Sep 30, 2007	Sep 30, 2006
IFRS 8	304	264	894	818

Add (deduct)
Reversal of valuation differences	(10)	(27)	(39)	(51)

IAS 14	294	237	855	768

CORPORATE INVESTMENTS GROUP DIVISION (CI)

Income before income tax expense	Three months ended		Nine months ended
in € m.	Sep 30, 2007	Sep 30, 2006	Sep 30, 2007	Sep 30, 2006
IFRS 8	629	45	1,166	281

Add (deduct)
Reversal of classification differences	1	(0)	(5)	0

IAS 14	629	45	1,160	281

CONSOLIDATION & ADJUSTMENTS

Net revenues	Three months ended		Nine months ended
in € m.	Sep 30, 2007	Sep 30, 2006	Sep 30, 2007	Sep 30, 2006
IFRS 8	(52)	101	(99)	(304)

Add (deduct)
Reversal of valuation differences	38	(8)	70	308

IAS 14	(14)	92	(29)	4

Income before income tax expense	Three months ended		Nine months ended
in € m.	Sep 30, 2007	Sep 30, 2006	Sep 30, 2007	Sep 30, 2006
IFRS 8	168	93	31	(232)

Add (deduct)
Reversal of valuation differences	38	(8)	70	308
Reversal of classification differences	(9)	(7)	(20)	(24)

IAS 14	197	78	81	52

// 51

Information on the Income Statement (unaudited)

NET INTEREST REVENUES AND NET GAIN (LOSS) ON FINANCIAL ASSETS/LIABILITIES AT FAIR VALUE
THROUGH PROFIT OR LOSS

	Three months ended		Nine months ended
in € m.	Sep 30, 2007	Sep 30, 2006	Sep 30, 2007	Sep 30, 2006
Net interest revenues	2,133	1,905	6,157	5,396

Trading income	(1,512)	1,161	5,364	6,563

Net gain (loss) on financial assets/liabilities designated at fair value through profit or loss	675	332	832	46

Total net gain (loss) on financial assets/liabilities at fair value through profit or loss	(837)	1,493	6,196	6,609

Total net interest revenues and net gain (loss) on financial assets/liabilities at fair value through profit or loss	1,296	3,398	12,353	12,005

Breakdown by Group Division/CIB product:

Sales & Trading (equity)	44	441	2,554	1,921
Sales & Trading (debt and other products)	347	1,859	5,785	6,442
Total Sales & Trading	391	2,300	8,339	8,363

Loan products[1]	91	137	372	380

Transaction services	322	257	960	787

Remaining products[2]	(488)	72	(218)	257

Total Corporate and Investment Bank	316	2,766	9,453	9,787

Private Clients and Asset Management	879	766	2,620	2,294

Corporate Investments	81	(97)	214	3

Consolidation & Adjustments	21	(37)	65	(78)

Total net interest revenues and net gain (loss) on financial assets/liabilities at fair value through profit or loss	1,296	3,398	12,353	12,005

1	Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.

2	Includes net interest revenues and net gain (loss) on financial assets/liabilities at fair value through profit or loss on origination, advisory and other products.
COMMISSIONS AND FEE INCOME

	Three months ended		Nine months ended
in € m.	Sep 30, 2007	Sep 30, 2006	Sep 30, 2007	Sep 30, 2006
Commissions and fees from fiduciary activities	1,117	853	3,039	2,833

Commissions, broker’s fees, markups on securities underwriting and other securities activities	1,302	1,006	4,081	3,457

Fees for other customer services	597	697	1,969	1,958

Total commissions and fee income	3,016	2,556	9,089	8,248

// INFORMATION ON THE INCOME STATEMENT (UNAUDITED)	// 52
PENSIONS AND OTHER POSTRETIREMENT BENEFITS

	Pension Plans		Postretirement medical plans
	Three months ended		Three months ended
in € m.	Sep 30, 2007	Sep 30, 2006	Sep 30, 2007	Sep 30, 2006
Service cost[1]	65	73	1	1

Interest cost	108	98	2	2

Expected return on plan assets	(108)	(103)	–	–

Amortization of prior service cost (credit)	–	–	–	–

Actuarial loss (gain) recognized	–	–	(1)	–

Effect of the asset ceiling	–	–	–	–

Settlement/curtailment	(4)	–	–	–

Total defined benefit plans	61	68	2	3

Defined contribution plans	49	42	–	–

Net periodic benefit expense	110	110	2	3

	Pension Plans		Postretirement medical plans
	Nine months ended		Nine months ended
in € m.	Sep 30, 2007	Sep 30, 2006	Sep 30, 2007	Sep 30, 2006
Service cost[1]	201	228	2	5

Interest cost	325	295	6	7

Expected return on plan assets	(325)	(309)	–	–

Amortization of prior service cost (credit)	–	–	–	–

Actuarial loss (gain) recognized	(1)	–	(2)	–

Effect of the asset ceiling	1	–	–	–

Settlement/curtailment	(4)	–	–	–

Total defined benefit plans	197	214	6	12

Defined contribution plans	154	138	–	–

Net periodic benefit expense	351	352	6	12

1	Service cost for defined benefit pension plans is inclusive of cost recognized immediately mainly related to severance and early retirement agreements in Germany.
In addition, employer contributions to the mandatory German state pension scheme amounted to € 113 million in the nine months ended September 30, 2007 (€ 105 million in the nine months ended September 30, 2006). For the three months ended September 30, 2007, contributions were € 38 million (€ 35 million in the three months ended September 30, 2006).
The Group expects to contribute approximately € 300 million to its defined benefit pension plans in 2007, with the final contributions being determined in the fourth quarter of 2007.

// 53

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended		Nine months ended
in € m.	Sep 30, 2007	Sep 30, 2006	Sep 30, 2007	Sep 30, 2006
IT costs	466	382	1,361	1,127

Net occupancy, furniture and equipment expenses	340	293	991	883

Agency and other professional service fees	313	262	903	831

Communication and data services	168	154	504	465

Travel and representation expenses	129	114	390	346

Payment, clearing and custodian services	108	107	325	324

Marketing expenses	104	86	300	262

Remaining expenses	219	347	1,142	956

Total general and administrative expenses	1,847	1,745	5,916	5,194

// INFORMATION ON THE BALANCE SHEET (UNAUDITED)	// 54
Information on the Balance Sheet (unaudited)
FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

in € m.	Sep 30, 2007	Dec 31, 2006
Trading assets:

Debt securities	315,359	295,252

Equity securities	123,821	128,876

Positive market values from derivative financial instruments	497,692	375,218

Other trading assets	96,824	62,854

Total trading assets	1,033,696	862,200

Financial assets designated at fair value through profit or loss:

Securities purchased under resale agreements	185,695	159,441

Securities borrowed	57,645	62,195

Loans	15,519	6,227

Other financial assets designated at fair value through profit or loss	1,968	982

Total financial assets designated at fair value through profit or loss	260,827	228,845

Total financial assets at fair value through profit or loss	1,294,523	1,091,045

in € m.	Sep 30, 2007	Dec 31, 2006

Trading liabilities:

Debt securities	84,076	90,296

Equity securities	33,337	35,266

Negative market values from derivative financial instruments	512,529	392,060

Other trading liabilities	1,642	183

Total trading liabilities	631,584	517,805

Financial liabilities designated at fair value through profit or loss:

Securities sold under repurchase agreements	161,024	136,068

Long-term debt	21,273	9,797

Other financial liabilities designated at fair value through profit or loss	3,668	2,623

Total financial liabilities designated at fair value through profit or loss	185,965	148,488

Financial liabilities at fair value through profit or loss	817,549	666,293

FINANCIAL ASSETS AVAILABLE FOR SALE

	Sep 30, 2007				Dec 31, 2006
	Fair value	Gross unrealized holding		Amortized	Fair value	Gross unrealized holding		Amortized
in € m.		gains	losses	cost		gains	losses	cost

Debt securities	27,960	127	507	28,340	24,749	184	161	24,726

Equity securities	9,517	4,237	22	5,302	7,813	3,143	8	4,678

Other equity interests	1,090	116	4	978	1,182	146	–	1,036

Loans	3,111	0	12	3,123	1,527	–	12	1,539

Total	41,678	4,480	545	37,743	35,271	3,473	181	31,979

// 55

PROBLEM LOANS

	Sep 30, 2007			Dec 31, 2006
	Individually	Collectively	Total	Individually	Collectively	Total
in € m.	assessed	assessed		assessed	assessed
Nonaccrual loans	1,425	1,129	2,554	1,828	1,092	2,920

Loans 90 days or more past due and still accruing	9	188	197	4	181	185

Troubled debt restructurings	88	–	88	109	–	109

Total problem loans	1,522	1,317	2,840	1,941	1,273	3,214

Thereof: IFRS impaired loans	1,248	1,129	2,377	1,625	1,092	2,717

ALLOWANCE FOR CREDIT LOSSES

Allowance for loan losses	Nine months ended
in € m.	Sep 30, 2007	Sep 30, 2006
Balance, beginning of year	1,670	1,832

Provision for loan losses	312	220

Net charge-offs	(388)	(315)
Charge-offs	(563)	(532)
Recoveries	175	217

Allowance related to acquisitions/divestitures	(1)	–

Foreign currency translation/other	(63)	(58)

Balance, end of period	1,530	1,678

Allowance for off-balance sheet positions	Nine months ended
in € m.	Sep 30, 2007	Sep 30, 2006
Balance, beginning of year	256	316

Provision for off-balance sheet positions	(29)	(52)

Allowance related to acquisitions/divestitures	8	–

Foreign currency translation	(5)	(5)

Balance, end of period	230	259

OTHER ASSETS AND OTHER LIABILITIES

in € m.	Sep 30, 2007	Dec 31, 2006
Other assets:

Brokerage and securities related receivables
Cash/margin receivables	30,465	25,258
Receivables from prime brokerage	36,504	26,090
Pending securities transactions past settlement date	12,032	11,109
Receivables from unsettled regular way trades	103,327	51,543
Total brokerage and securities related receivables	182,328	114,000

Accrued interest receivable	6,794	6,127

Other	26,480	18,904

Total other assets	215,602	139,031

// INFORMATION ON THE BALANCE SHEET (UNAUDITED)	// 56

in € m.	Sep 30, 2007	Dec 31, 2006
Other liabilities:

Brokerage and securities related payables
Cash/margin payables	21,337	15,170
Payables from prime brokerage	36,801	29,136
Pending securities transactions past settlement date	8,858	8,347
Payables from unsettled regular way trades	105,116	54,936
Total brokerage and securities related payables	172,112	107,589

Accrued interest payable	6,422	6,148

Other	32,022	30,393

Total other liabilities	210,556	144,130

LONG-TERM DEBT

in € m.	Sep 30, 2007	Dec 31, 2006
Senior debt:
Bonds and notes:	141,891	116,065
Fixed rate	90,535	71,897
Floating rate	51,356	44,168

Subordinated debt:
Bonds and notes:	9,079	10,950
Fixed rate	5,076	4,911
Floating rate	4,003	6,039

Total	150,970	127,015

PROVISION FOR RESTRUCTURING ACTIVITIES

	BRP restructuring provision established in		Total
in € m.	4th quarter 2005	2006
As of Dec 31, 2006	6	54	60

Additions	–	–	–

Utilization	3	42	45

Releases	1	9	10

Decrease due to exchange rate fluctuations	–	1	1

As of Sep 30, 2007	2	2	4

SHARES ISSUED AND OUTSTANDING

in € m.	Sep 30, 2007	Dec 31, 2006

Shares issued	528.4	524.8

Shares in treasury	29.2	26.1

– thereof buyback	28.8	25.9

– thereof other	0.4	0.2

Shares outstanding	499.1	498.7

// 57

Other Financial Information (unaudited)
CAPITAL ACCORDING TO BIS

in € m.	Sep 30, 2007	Dec 31, 2006
Tier I

Common shares	1,353	1,343

Additional paid-in capital	15,441	15,246

Retained earnings, common shares in treasury, equity classified as obligation to purchase common shares, foreign currency translation, minority interest	16,805	13,631

Noncumulative trust preferred securities	5,148	4,496

Items deducted (inter alia intangible assets)	(11,437)	(11,177)

Total core capital	27,310	23,539

Tier II

Unrealized gains on listed securities (45 % eligible)	1,646	1,235

Other inherent loss allowance	371	359

Cumulative preferred securities	862	759

Subordinated liabilities, if eligible according to BIS	7,196	8,417

Total supplementary capital	10,075	10,770

Total regulatory capital	37,385	34,309

BIS RISK POSITION AND CAPITAL ADEQUACY RATIOS

in € m., unless stated otherwise	Sep 30, 2007	Dec 31, 2006
BIS risk position[1]	311,347	275,459

BIS core capital ratio (Tier I)	8.8%	8.5%

BIS capital ratio (Tier I + II + III)[2]	12.0%	12.5%

1	Primarily comprised of credit risk weighted assets. Also includes market risk equivalent assets of € 14.0 billion and € 11.6 billion at September 30, 2007 and December 31, 2006, respectively.

2	Currently the Group does not have Tier III capital components.
COMMITMENTS AND CONTINGENT LIABILITIES
The table below summarizes the contractual amounts of the Group’s commitments to extend credit and guarantees. The contractual amount of these commitments is the maximum amount at risk for the Group if the customer fails to meet its obligations. Probable losses under these contracts are recognized as provisions.

in € m.	Sep 30, 2007	Dec 31, 2006
Irrevocable commitments to extend credit	127,244	130,565

Guarantees and indemnity agreements	37,279	38,473

Total	164,523	169,038

Commitments and contingent liabilities stated above do not represent expected future cash flows as many of these contracts will expire without being drawn. The Group may require collateral to mitigate the credit risk of commitments and contingent liabilities.

// OTHER FINANCIAL INFORMATION (UNAUDITED)	// 58

OTHER CONTINGENCIES
Due to the nature of its business, Deutsche Bank Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business, including as specifically described below. In accordance with applicable accounting requirements, the Group provides for potential losses that may arise out of contingencies, including contingencies in respect of such matters, when the potential losses are probable and estimable. Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. Significant judgment is required in assessing probability and making estimates in respect of contingencies, and the Group’s final liabilities may ultimately be materially different. The Group’s total liability recorded in respect of litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, the Group’s experience and the experience of others in similar cases, and the opinions and views of legal counsel. Predicting the outcome of the Group’s litigation matters is inherently difficult, particularly in cases in which claimants seek substantial or indeterminate damages. Although the final resolution of any such matters could have a material effect on the Group’s consolidated operating results for a particular reporting period, the Group believes that it should not materially affect its consolidated financial position. In respect of each of the matters specifically described below, most of which consist of a number of claims, it is the Group’s belief that the reasonably possible losses relating to such claim in excess of its provisions are either not material or not estimable.
ENRON LITIGATION. Deutsche Bank AG and certain of its affiliates are collectively involved in a number of lawsuits arising out of their banking relationship with Enron Corp., its subsidiaries and certain Enron-related entities (“Enron”). These lawsuits include a class action brought on behalf of shareholders of Enron, captioned Newby v. Enron Corp., which purported to allege claims against, among others, Deutsche Bank AG and certain of its affiliates under federal securities laws. On June 5, 2006, the court dismissed all of the claims in the Newby action against Deutsche Bank AG and its affiliates. On June 21, 2006, the lead plaintiff in Newby filed a motion requesting the court to reconsider the dismissal of Deutsche Bank AG and its affiliates from Newby. On February 8, 2007, the court denied the lead plaintiffs motion for reconsideration.
Also, an adversary proceeding has been brought by Enron in the bankruptcy court against, among others, Deutsche Bank AG and certain of its affiliates. In this proceeding, Enron seeks damages from the Deutsche Bank entities under various common law theories, seeks to avoid certain transfers to the Deutsche Bank entities as preferential or fraudulent, and seeks to subordinate certain of the claims made by the Deutsche Bank entities in the Enron bankruptcy.
In addition to Newby and the adversary proceeding described above, there are individual actions brought in various courts by Enron investors and creditors alleging federal and state law claims against Deutsche Bank AG and certain of its affiliates.

// 59

TAX-RELATED PRODUCTS. Deutsche Bank AG, along with certain affiliates, and current and former employees (collectively referred to as “Deutsche Bank”), have collectively been named as defendants in a number of legal proceedings brought by customers in various tax-oriented transactions. Deutsche Bank provided financial products and services to these customers, who were advised by various accounting, legal and financial advisory professionals. The customers claimed tax benefits as a result of these transactions, and the United States Internal Revenue Service has rejected those claims. In these legal proceedings, the customers allege that the professional advisors, together with Deutsche Bank, improperly misled the customers into believing that the claimed tax benefits would be upheld by the Internal Revenue Service. The legal proceedings are pending in numerous state and federal courts and in arbitration, and claims against Deutsche Bank are alleged under both U.S. state and federal law. Many of the claims against Deutsche Bank are asserted by individual customers, while others are asserted on behalf of a putative customer’s class. No litigation class has been certified as against Deutsche Bank. Approximately 54 legal proceedings have been resolved and dismissed with prejudice as against Deutsche Bank. Approximately 31 other legal proceedings remain pending as against Deutsche Bank and are currently at various pre-trial stages, including discovery.
The United States Department of Justice (“DOJ”) is also conducting a criminal investigation of tax-oriented transactions that were executed from approximately 1997 through 2001. In connection with that investigation, DOJ has sought various documents and other information from Deutsche Bank and has been investigating the actions of various individuals and entities, including Deutsche Bank, in such transactions. In the latter half of 2005, DOJ brought criminal charges against numerous individuals based on their participation in certain tax-oriented transactions while employed by entities other than Deutsche Bank. In the latter half of 2005, DOJ also entered into a Deferred Prosecution Agreement with an accounting firm (the “Accounting Firm”), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Accounting Firm based on its participation in certain tax-oriented transactions provided that the Accounting Firm satisfied the terms of the Deferred Prosecution Agreement. On February 14, 2006, DOJ announced that it had entered into a Deferred Prosecution Agreement with a financial institution (the “Financial Institution”), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Financial Institution based on its role in providing financial products and services in connection with certain tax-oriented transactions provided that the Financial Institution satisfied the terms of the Deferred Prosecution Agreement. Deutsche Bank provided similar financial products and services in certain tax-oriented transactions that are the same or similar to the tax-oriented transactions that are the subject of the above-referenced criminal charges. Deutsche Bank also provided financial products and services in additional tax-oriented transactions as well. DOJ’s criminal investigation is ongoing.
KIRCH LITIGATION. In May 2002, Dr. Leo Kirch personally and as an assignee initiated legal action against Dr. Breuer and Deutsche Bank AG alleging that a statement made by Dr. Breuer (then the Spokesman of Deutsche Bank’s Management Board) in an interview with Bloomberg television on February 4, 2002, regarding the Kirch Group was in breach of laws and financially damaging to Kirch. On January 24, 2006, the German Federal Supreme Court sustained the action for the declaratory judgment only in respect of the claims assigned by the PrintBeteiligungs GmbH. Such action and judgment did not require a proof of any loss caused by the statement made in the interview. PrintBeteiligungs GmbH is the only company of the Kirch Group which was a borrower of Deutsche Bank AG. Claims by Kirch personally and by the group holding company, TaurusHolding GmbH & Co. KG, were dismissed. To be awarded a judgment for damages against Deutsche Bank AG, Dr. Kirch had to file a new lawsuit. In May 2007, Dr. Kirch filed an action as assignee of PrintBeteiligungs GmbH against Deutsche Bank AG and Dr. Breuer for the payment of approximately € 1.6 billion. In the new proceedings he will have to prove that such statement caused financial damages to PrintBeteiligungs GmbH and the amount thereof. The causality in respect of the basis and scope of the claimed damages has not been sufficiently substantiated in the complaint.

// OTHER FINANCIAL INFORMATION (UNAUDITED)	// 60

On December 31, 2005 the KGL Pool GmbH filed a lawsuit against Deutsche Bank AG and Dr. Breuer. The lawsuit is based on alleged claims assigned from various subsidiaries of the former Kirch Group. KGL Pool GmbH seeks a declaratory judgment to the effect that Deutsche Bank AG and Dr. Breuer are jointly and severally liable for damages as a result of the interview statement and the behavior of Deutsche Bank AG in respect of several subsidiaries of the Kirch Group. In January 2007, Deutsche Bank received a letter claiming damages in the amount of € 2 billion plus interest. In this letter the causality in respect of the basis and scope of the claimed damages was not substantiated.
PHILIPP HOLZMANN AG. Philipp Holzmann AG (“Holzmann”) was a major German construction firm which filed for insolvency in March 2002. Deutsche Bank had been a major creditor bank and holder of an equity interest of Holzmann for many decades, and, from April 1997 until April 2000, a former member of Deutsche Bank AG’s Management Board was the Chairman of its Supervisory Board. When Holzmann had become insolvent at the end of 1999, a consortium of banks led by Deutsche Bank participated in late 1999 in a restructuring of Holzmann that included the banks’ extension of a credit facility, participation in a capital increase and exchange of debt into convertible bonds. The restructuring package amounted to about € 1.6 billion, of which Deutsche Bank’s participation was € 547 million. In March 2002, Holzmann and several of its subsidiaries, including in particular imbau Industrielles Bauen GmbH (“imbau”), filed for insolvency. As a result of these insolvencies, the administrators for Holzmann and for imbau and a group of bondholders have informed Deutsche Bank that they are asserting claims against it because of its role as lender to the Holzmann group prior to and after the restructuring and as leader of the consortium of banks which supported the restructuring. The alleged claims include claims that amounts repaid to the banks constituted voidable preferences that should be returned to the insolvent entities and claims of lender liability resulting from the banks’ support for an allegedly infeasible restructuring. Although Deutsche Bank is in ongoing discussions, several parties have filed lawsuits against it.
The administrator for imbau filed a lawsuit against Deutsche Bank in August 2004 alleging that payments (including interest) of € 77 million received by Deutsche Bank in respect of a loan extended to imbau until 1998 and in connection with a real estate transaction that was part of the restructuring of Holzmann constitute voidable preferences that should be returned to the insolvent entity. Several bondholders filed a lawsuit against Deutsche Bank in December 2005 seeking damages of € 53 million because of its allegedly unlawful support of Holzmann’s 1999 restructuring. The lawsuit which Gebema N.V. had filed in March 2000, seeking compensation for alleged damages of € 187 million against Deutsche Bank on grounds of alleged deficiencies in the offering documents based on which Gebema N.V. had invested in equity and convertible bonds of Holzmann in 1998, was resolved amicably in October 2007.

// 61

BUSINESS COMBINATIONS
ABBEY LIFE ASSURANCE COMPANY, LTD.
On October 1, 2007, the Group completed the acquisition of 100 % of Abbey Life Assurance Company Ltd. for a cash consideration of € 1.4 billion. Abbey Life is a UK life assurance company which closed to new business in 2000. The company comprises primarily unit-linked life and pension policies and annuities and will be included in CB&S. The total insurance-related reserves at the end of 2006 were € 17.3 billion. The embedded value on June 30, 2007, when the acquisition was agreed, was not believed to be below the purchase price and events since then have not changed this opinion. As of the publication of this interim report, the purchase price allocation was still ongoing.
BERLINER BANK
In the third quarter of 2007, there were neither adjustments to the purchase price for Berliner Bank nor changes in goodwill or other intangible assets. Thus, the purchase price remained at € 645 million with goodwill totaling € 478 million. As of September 30, 2007, the purchase price allocation was not yet finalized.
MORTGAGE IT HOLDINGS, INC.
On January 2, 2007, the Group completed the acquisition of MortgageIT Holdings, Inc. All outstanding shares of MortgageIT Holdings, Inc. were acquired for a total cash consideration of € 326 million. The cost directly attributable to the acquisition was € 1 million. As of March 31, 2007, based on provisional values, net tangible assets of € 179 million and goodwill of € 148 million were recorded for this business combination. Total assets of the Group increased by approximately € 4 billion due to this acquisition. MortgageIT Holdings, Inc. was included in the Residential Mortgage Backed Securities business in CB&S.
RELATED PARTY TRANSACTIONS
As stated in the Financial Report 2006 on pages 208 through 210 and in the 2006 SEC Form 20-F on pages 112 through 114, the Group has business relationships with a number of related parties. Transactions with these parties are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. These transactions did not involve more than the normal risk of collectibility or present other unfavorable features. None of these transactions are or were material to the Group.
The transition to IFRS had no material impact on related party transactions. The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management services. Pension funds may hold or trade Deutsche Bank shares or securities. Transactions with these plans are not material for the Group.

// RECONCILIATION OF IFRS COMPARABLES FROM PREVIOUS GAAP (UNAUDITED)	// 62
Reconciliation of IFRS Comparables from
Previous GAAP (unaudited)
MAIN POLICY DIFFERENCES BETWEEN U.S. GAAP AND IFRS
The main differences between the Group’s U.S. GAAP accounting policies and IFRS accounting policies are summarized below by accounting topic.

U.S. GAAP	IFRS

CONSOLIDATION (A)

Three models are used to assess consolidation status: voting rights, variable interest entities (‘VIEs’) and Qualifying Special Purpose Entities (‘QSPEs’).

Voting rights: Ownership of a majority voting interest (of over 50%), directly or indirectly, of voting shares leads to consolidation, unless control does not rest with the majority owners.

VIEs: VIEs are consolidated by the interest holder that is exposed to the majority of the entity’s expected losses or residual returns, that is, the primary beneficiary.
For operating companies, ownership of the majority of voting rights, either directly or indirectly, leads to consolidation. Potential voting rights are considered.

A SPE is consolidated by the Group where it is deemed to control it. Indicators of control include the SPE conducting activities on behalf of the Group and/or the Group holding the majority of the risks and rewards of the SPE.

There is no concept of a QSPE under IFRS.
QSPE: A special purpose entity (‘SPE’) that qualifies as a QSPE is not consolidated.

LOAN ORIGINATION COSTS (B)

All cost of the loan origination activities, for example, the costs of evaluating a prospective borrower’s financial condition, which are deemed directly attributable to loan origination, using a per unit cost calculation, are deferred regardless of whether they are incremental or not.
Only those costs associated with loan origination activities which are directly attributable and incremental to the origination of a loan are deferred together with the related fees and thus, included in the calculation of the effective yield.

FAIR VALUE OPTION (C)

At the time of the transition to IFRS, the fair value option available in U.S. GAAP was not adopted by the Group.	Financial assets and financial liabilities may be designated as at fair value through profit or loss (the fair value option) on initial recognition /on transition to IFRS where;

—   a measurement or recognition inconsistency (accounting mismatch) is significantly reduced that would otherwise arise from measuring financial assets or liabilities or recognizing the gains and losses on them on different bases;

— they are managed and their performance is evaluated on a fair value basis with a documented risk management or investment strategy and reported to key management personnel on that basis; or
— they contain one or more embedded derivatives that significantly modify the cash flows resulting from those financial instruments.
Transaction costs in relation to financial assets and financial liabilities designated as at fair value through profit or loss are recognized in the income statement at inception.
The decision to classify financial assets or financial liabilities under the fair value option is irrevocable.

// 63

U.S. GAAP	IFRS

EQUITY METHOD INVESTMENTS (D)

There is specific accounting guidance on limited partnerships and entities of similar nature. A 3-20 % or more interest is required to be accounted for under the equity method of accounting as it is deemed to represent an ‘other than minor influence’.
There is no specific guidance on accounting for limited partnerships and similar entities; significant influence is usually demonstrated by a holding of 20-50 % of voting rights including the consideration of potential voting rights.

DEFINITION OF A DERIVATIVE (E)

Derivative contracts must have a notional and a mechanism to settle net or alternatively the derivative or the underlying asset is readily convertible to cash.	Derivative contracts are not required to have a mechanism to settle net to be classified as derivatives under IFRS.

LOANS HELD FOR SALE RECLASSIFIED TO TRADING (F)

Loans held for sale are held at lower of cost or market value. Loan origination fees and costs are recognized upon disposal of the loan.

Temporary impairment on loans held for sale under U.S. GAAP is taken through the income statement.
There is no ‘loans held for sale’ classification. Loans with the intention to sell in the near term are classified as trading.

FINANCIAL ASSETS CLASSIFIED AS AVAILABLE FOR SALE (G)

EQUITY INVESTMENTS

Equity securities that do not have a readily determinable fair value and other non-securitized equity interests are classified as other investments and carried at cost, less any other than temporary impairment.

Non-marketable equity investments and other non-securitized equity interests are classified as financial assets available for sale and are accounted for at fair value unless it can not be reliably determined.

AVAILABLE-FOR-SALE SECURITIES – TREATMENT OF FOREIGN EXCHANGE

Changes in the fair value of available for sale debt securities arising from changes in foreign exchange rates are recorded in accumulated other comprehensive income and transferred to income on disposal of the security.
Changes in the fair value of debt instruments classified as available for sale due to changes in foreign exchange rates are reflected in the income statement.

IMPAIRMENT OF ASSETS AVAILABLE FOR SALE
Impairments on available for sale debt securities cannot be subsequently reversed if they are no longer considered to be impaired.
Impairments on debt instruments classified as available for sale should be reversed if, in a subsequent period, the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement.

INVESTMENT WITH A SALE RESTRICTION

In general, investments with a sale restriction of more than one year are classified as other investments and carried at cost, less any other than temporary impairment.

When an investment with a sale restriction is held by an entity that is regulated in the U.S. as a broker-dealer then it is carried at fair value with changes through the income statement.
Investments with a restriction on sale are classified as financial assets available for sale with changes through equity.

// RECONCILIATION OF IFRS COMPARABLES FROM PREVIOUS GAAP (UNAUDITED)	// 64

U.S. GAAP	IFRS

FINANCIAL ASSET DERECOGNITION (H)

Derecognition of financial assets is primarily based on control. The relationship between true sale analysis and consolidation generally is that derecognition is considered first and then consolidation.

Special rules apply to accounting for repurchase and reverse repurchase agreements – a collateralization close to 100 % is required to preserve financing accounting.
Derecognition is based on risks and rewards. Control is only considered when substantially all risks and rewards have been neither transferred nor retained.

The consolidated group has to be determined prior to applying the derecognition criteria.

A partial derecognition of transferred financial assets may occur where the Group has a continuing involvement in them.

REAL ESTATE & LEASING (I)

GAINS ON SALE AND LEASEBACK
Gains arising from a sale and operating leaseback transaction are deferred and amortized over the period of the operating lease.	Gains arising from a sale and operating leaseback transaction are recognized immediately in profit or loss provided that the transaction has been entered into at fair value.

CONTINUING INVOLVEMENT IN SALE AND LEASEBACKS
Any form of continuing involvement precludes sales accounting.	If continuing involvement exists, this needs to be considered when determining the classification of the lease arrangement.

IMPAIRMENT OF INVESTMENT PROPERTIES
The assessment as to whether an investment property is impaired is calculated by assessing the undiscounted expected future cash flows arising from the property.	The assessment of impairment is performed on a net present value basis, applying a discounting factor to the expected future cash flows.

SHARE-BASED COMPENSATION (J)

SHARE AWARDS – ’EARLY RETIREMENT’

Where plan rules allow staff of a certain age and/or service period to retain their awards on leaving, the expense is fully accelerated at the date the employee becomes eligible for early retirement. Early retirement rules are applied prospectively for awards granted after January 1, 2006.
Early retirement rules (accelerated amortization) are applied to all awards granted after November 7, 2002.

SHARE AWARDS – FORFEITURES

Amortization of the total number of shares expected to vest over the service period (net of expected forfeitures) is required. Forfeitures are no longer accounted for on an actual basis from January 1, 2006.
The rules relating to expected forfeitures apply to all share awards granted after November 7, 2002.

// 65

U.S. GAAP	IFRS

PENSIONS (K)

PENSIONS – ACCUMULATED ACTUARIAL GAINS AND LOSSES

From December 31, 2006, any unrecognized gains/losses at year end are reported as part of accumulated other comprehensive income (‘OCI’).

The Group uses the corridor method whereby actuarial gains and losses exceeding 10 % of the greater of plan assets and plan liabilities are recognized in profit or loss in equal amounts over the remaining service lives of current employees.

On transition the Group recognized all cumulative actuarial gains and losses in shareholders’ equity in accordance with the transitional provisions of IFRS 1.

Since transition, the corridor approach is used for actuarial gains and losses.

PENSIONS – LONG-TERM EMPLOYEE BENEFITS
No specific valuation rules apply.	Long-Term Employee Benefits are required to be valued using actuarial methods.

DERIVATIVES ON DEUTSCHE BANK SHARES (L)

Put and call options indexed to Deutsche Bank shares which are physically settled are classified as derivatives.	Put and call options indexed to Deutsche Bank shares which are physically settled are classified as equity instruments. For the physically settled written put options on Deutsche Bank shares the present value of the redemption amount is recorded as a liability. The liability is accreted over the life of the options to the redemption amount recognizing interest expense in accordance with the effective interest rate method.

TAX (O)

DEFERRED TAX ON SHARE-BASED COMPENSATION

If a jurisdiction allows a tax deduction for expenses relating to share-based compensation the permissible amount for the tax deduction might differ from the cumulative remuneration expense recognized in the income statement and/or the deduction might be allowed in a later period (e.g. with delivery of the shares).

The difference between the tax deductible amount of compensation expense and the cumulative compensation expense recognized for financial reporting (tax benefit/shortfall) has to be recognized only at delivery of the shares to the employees. Benefits are recorded in additional paid-in capital (‘APIC’), and shortfalls are recognized through the income statement.

In addition to the recognition of excess tax benefits/shortfalls in taxes when shares are delivered the difference between the expected future tax deduction for share awards outstanding and the cumulative compensation expense recognized for financial reporting (tax benefit/shortfall) has to be (i) estimated based on the current share price and (ii) recognized at any reporting date.
Any credit to APIC is conditional upon the tax-paying position of the respective entity/tax group.
As IFRS allows for recognition of the expected future tax deduction a credit to APIC would be disallowed only if it is expected that the entity will not be in the position to make use of the excess tax deduction.
Shortfalls can be offset against excess tax benefits recognized in the same accounting period and in prior accounting periods.	Possibilities to offset shortfalls against excess tax benefits are limited.

DEFERRED TAXES AND TAX REVERSAL ON AVAILABLE FOR SALE SECURITIES
The impact of changes in tax rate/tax law are included in net income even if the original deferred taxes have been recognized in equity.
Tax rate/tax law changes are accounted for consistently with the accounting for the transaction itself. Therefore, if the underlying temporary difference and related deferred taxes have been recorded in equity, a change due to tax law/tax rates is recorded in equity as well.

The tables below show reconciliations from U.S. GAAP to IFRS for the income statements for the three and nine months ended September 30, 2006 and the balance sheet as at end of September 2006. For reconciliations of further comparative periods please refer to the Transition Report which was published on April 19, 2007.

// RECONCILIATION OF IFRS COMPARABLES FROM PREVIOUS GAAP (UNAUDITED)	// 66
INCOME STATEMENT AND BALANCE SHEET RECONCILIATIONS

U.S. GAAP/IFRS RECONCILIATIONS
Consolidated Statement of Income	U.S. GAAP	Re-	Revaluation
		classi-	Consolida-	Loan	Fair value	Equity	Definition
		fication	tion	origination	option	method	of a deriva-
				costs		invest-	tive
						ments

in € m.			(A)	(B)	(C)	(D)	(E)
Three months ended Sep 30, 2006

Interest revenues	14,080	8	399	23	–	–	–

Interest expense	12,217	7	418	–	–	–	–

Net interest revenues	1,863	1	(19)	23	–	–	–

Provision for loan losses	101	(101)

Net interest revenues after provision for loan losses	1,762	(1,762)

Provision for credit losses		66	9	–	–	–	–

Net interest revenues after provision for credit losses		1,798	(28)	23	–	–	–

Commissions and fees from fiduciary activities	917	(917)

Commissions, broker’s fees, markups on securities underwriting and other securities activities	1,045	(1,045)

Fees for other customer services	658	(658)

Commissions and fee income		2,540	15	–	–	–	–

Trading revenues, net	1,537	(1,537)

Net gain (loss) on financial assets/liabilities at fair value through profit or loss		1,620	28	–	(97)	(22)	17

Net gains on securities available for sale	173	(173)

Net gain (loss) on financial assets available for sale		183	–	–	–	1	–

Net income (loss) from equity method investments	78	(4)	1	–	–	(3)	–

Other revenues	120	(11)	11	17	–	–	2

Total noninterest revenues	4,528	(3)	56	17	(97)	(24)	19

Compensation and benefits	2,801	–	–	41	–	–	–

Net occupancy expense of premises	251	(251)

Furniture and equipment	37	(37)

IT costs	382	(382)

Agency and other professional service fees	261	(261)

Communication and data services	154	(154)

Other expenses	606	(606)

General and administrative expenses		1,716	14	–	–	–	–

Impairment of intangible assets	–	–	–	–	–	–	–

Restructuring activities	18	–	–	–	–	–	–

Total noninterest expenses	4,510	25	14	41	–	–	–

Income before income tax expense	1,780	7	13	(1)	(97)	(24)	19

Income tax expense	545	–	2

Reversal of 1999/2000 credits for tax rate changes	(1)	–	–

Cumulative effect of accounting changes, net of tax	–	–	–	–	–	–	–

Net income	1,236	7	11

Net income attributable to minority interest	-	7	–	–	–	–	–

Net income attributable to Deutsche Bank’s shareholders	1,236	–	11	(1)	(97)	(24)	19

// 67

by accounting topic												IFRS

Loans	Financial	Financial	Real	Share-	Pensions	Deriva-	Currency	Other		Tax	Total
held for	assets	asset	estate &	based		tives on	transla-				revalu-
sale re-	available	derecogni-	leasing	compen-		Deutsche	tion				ation
classified	for sale	tion		sation		Bank	adjust-
to trading						shares	ments

(F )	(G )	(H )	(I )	(J )	(K )	(L )	(M )	(N	)	(O )

–	–	51	–	–	–	–	–	9		4	484	14,572

–	–	16	–	–	–	11	–	–		(1)	443	12,667

–	–	35	–	–	–	(11)	–	9		5	41	1,905

–	(7)	–	–	–	–	–	–	8		–	10	76

–	7	35	–	–	–	(11)	–	–		5	31	1,829

2	–	(1)	–	–	–	–	–	–		–	16	2,556

(14)	(9)	(24)	–	–	–	(6)	–	1		–	(127)	1,493

–	2	–	–	–	–	–	–	–		–	4	187

–	–	1	–	–	–	–	–	–		–	(2)	72

–	(4)	3	(4)	–	–	–	–	22		–	47	156

(12)	(10)	(21)	(4)	–	–	(6)	(1)	23		–	(61)	4,464

–	–	–	–	(75)	(17)	–	–	–		–	(53)	2,748

–	–	–	3	–	–	–	–	9		–	29	1,745

–	–	–	–	–	–	–	–	–		–	–	–

–	–	–	–	–	–	–	–	–		–	–	18

–	–	–	3	(75)	(17)	–	–	9		–	(24)	4,511

(12)	(3)	14	(7)	75	17	(17)	(1)	14		5	(5)	1,782

										(11)	(9)	536

										1		–

–	–	–	–	–	–	–	–	–		–	–	–

										15	3	1,246

–	–	–	–	–	–	–	–	–		–	–	7

(12)	(3)	14	(7)	75	17	(17)	(1)	14		15	3	1,239

// RECONCILIATION OF IFRS COMPARABLES FROM PREVIOUS GAAP (UNAUDITED)	// 68

Consolidated Statement of Income	U.S. GAAP	Re-	Revaluation
		classi-	Consolida-	Loan	Fair value	Equity	Definition
		fication	tion	origination	option	method	of a deriva-
				costs		invest-	tive
						ments

in € m.			(A)	(B)	(C)	(D)	(E)

Nine months ended Sep 30, 2006

Interest revenues	42,058	23	1,112	67	–	3	–

Interest expense	36,721	88	1,120	–	–	–	–

Net interest revenues	5,337	(65)	(8)	67	–	3	–

Provision for loan losses	206	(206)

Net interest revenues after provision for loan losses	5,131	(5,131)

Provision for credit losses		143	9	–	(1)	–	–

Net interest revenues after provision for credit losses		5,129	(18)	67	1	3	–

Commissions and fees from fiduciary activities	2,888	(2,888)

Commissions, broker’s fees, markups on securities underwriting and other securities activities	3,620	(3,620)

Fees for other customer services	1,945	(1,945)

Commissions and fee income		8,213	25	–	–	–	–

Trading revenues, net	6,224	(6,224)

Net gain (loss) on financial assets/liabilities at fair value through profit or loss		6,705	29	–	(12)	(23)	24

Net gains on securities available for sale	340	(340)

Net gain (loss) on financial assets available for sale		402	1	–	–	1	(1)

Net income (loss) from equity method investments	400	(5)	(15)	–	–	(14)	–

Other revenues	428	(236)	42	26	1	–	3

Total noninterest revenues	15,845	62	82	26	(11)	(36)	27

Compensation and benefits	9,513	–	–	117	–	–	–

Net occupancy expense of premises	752	(752)

Furniture and equipment	117	(117)

IT costs	1,127	(1,127)

Agency and other professional service fees	830	(830)

Communication and data services	465	(465)

Other expenses	1,802	(1,802)

General and administrative expenses		5,130	46	1	–	–	–

Impairment of intangible assets	–	–	–	–	–	–	–

Restructuring activities	118	–	–	–	–	–	–

Total noninterest expenses	14,724	36	46	118	–	–	–

Income before income tax expense	6,252	24	19	(25)	(10)	(33)	27

Income tax expense	2,127	–	(1)

Reversal of 1999/2000 credits for tax rate changes	(1)	–	–

Cumulative effect of accounting changes, net of tax	46	–	–	–	–	–	–

Net income	4,172	24	20

Net income attributable to minority interest	–	24	–	–	–	–	–

Net income attributable to Deutsche Bank’s shareholders	4,172	–	20	(25)	(10)	(33)	27

// 69

by accounting topic											IFRS

Loans	Financial	Financial	Real	Share-	Pensions	Deriva-	Currency	Other	Tax	Total
held for	assets	asset	estate &	based		tives on	transla-			revalu-
sale re-	available	derecogni-	leasing	compen-		Deutsche	tion			ation
classified	for sale	tion		sation		Bank	adjust-
to trading						shares	ments
(F)	(G)	(H)	(I)	(J)	(K)	(L)	(M)	(N)	(O)

–	–	84	–	–	–	–	–	25	31	1,321	43,402

–	–	46	–	–	–	27	–	–	4	1,197	38,006

–	–	38	–	–	–	(27)	–	25	27	124	5,396

–	(9)	–	–	–	–	–	–	25	–	25	168

–	9	38	–	–	–	(27)	–	–	27	99	5,228

13	–	(3)	–	–	–	–	–	–	–	35	8,248

(11)	(8)	(33)	–	–	–	(59)	–	(4)	–	(96)	6,609

–	5	–	–	–	–	–	–	–	–	7	409

–	–	1	–	–	–	–	2	3	–	(22)	373

–	(17)	21	(4)	–	–	–	(1)	21	–	91	283

2	(19)	(14)	(4)	–	–	(59)	1	20	–	15	15,922

–	–	–	–	(164)	(52)	–	–	–	–	(99)	9,414

–	1	–	9	–	–	–	–	8	–	64	5,194

–	–	–	–	–	–	–	–	–	–	–	–

–	–	–	–	–	–	–	–	–	–	–	118

–	1	–	9	(164)	(52)	–	–	8	–	(34)	14,726

2	(11)	24	(13)	164	52	(87)	1	12	27	148	6,424

									48	46	2,173

									1		–

–	–	–	–	(68)	(8)	–	–	–	30	(46)	–

									8	55	4,251

–	–	–	–	–	–	–	–	–	–	–	24

2	(11)	24	(13)	96	44	(87)	1	12	8	55	4,227

// RECONCILIATION OF IFRS COMPARABLES FROM PREVIOUS GAAP (UNAUDITED)	// 70

Consolidated Balance Sheet	U.S. GAAP	Gross up	Reclassi-	Revaluation
			fication	Consolid-	Loan	Fair value	Equity	Definition
				ation	origination	option	method	of a deriva-
					costs		invest-	tive
							ments

in € m.				(A)	(B)	(C)	(D)	(E)

Balance at Sep 30, 2006

Cash and due from banks	6,062	–	–	18	–	–	–	–

Interest-earning deposits with banks	19,786	–	–	(411)	–	–	–	–

Central bank funds sold and securities purchased under resale agreements	136,225	32,904	(158,371)	–	–	–	–	–

Securities borrowed	117,787	18,367	(64,862)	–	–	–	–	–

Trading assets	483,060		(483,060)

Financial assets at fair value through profit or loss		299,031	742,588	17,115	–	(87)	(23)	3

Securities available for sale	23,323		(23,323)

Financial assets available for sale		–	26,681	11,750	–	–	93	–

Other investments	4,830		(4,830)

Equity method investments		–	3,173	(63)	–	–	2	–

Loans	177,402	–	(6,289)	15,177	(287)	–	–	–

Premises and equipment	4,207	(68)	(1,005)	44	–	–	–	–

Goodwill	6,758		(6,758)

Other intangible assets, net	1,127		(1,127)

Intangible assets		–	8,045	1	–	–	–	–

Other assets	115,979	113,129	(35,954)	(252)	(11)	–	–	3

Income tax assets		–	5,092	118	–	–	–	–

Total assets	1,096,546	463,364	–	43,498	(298)	(87)	72	6

Deposits	375,695	–	(1,633)	(1,099)	–	–	–	–

Central bank funds purchased and securities sold under repurchase agreements	192,739	51,271	(140,734)	–	–	–	–	–

Securities loaned	12,876	–	(477)	–	–	–	–	–

Trading liabilities	230,876		(230,876)

Financial liabilities at fair value through profit or loss		299,249	384,523	64	–	209	–	6

Other short-term borrowings	29,485	–	5	28,983	–	–	–	–

Other liabilities	93,631	112,843	(10,147)	639	(14)	2	–	–

Provisions		–	1,795	11	–	(2)	–	–

Income tax liabilities		–	6,993	186	–	–	–	–

Long-term debt	126,788	–	(9,532)	9,713	–	–	–	–

Trust preferred securities	–	–	(659)	5,051	–	–	–	–

Obligation to purchase common shares	3,406	–	–	–	–	–	–	–

Total liabilities	1,065,496	463,364	(742)	43,548	(14)	209	–	6

Common shares, no par value, nominal value of € 2.56	1,335	–	–	–	–	–	–	–

Additional paid-in capital	14,009	–	–	–	–	–	–	–

Retained earnings	23,233	–	–	(94)	(285)	(308)	(21)	(1)

Common shares in treasury, at cost	(2,205)	–	–	–	–	–	–	–

Equity classified as obligation to purchase common shares	(3,406)	–	–	–	–	–	–	–

Accumulated other comprehensive income (loss)	(1,916)		1,916

Net gains (losses) not recognized in the income statement, net of tax		–	(1,917)	44	–	11	93	1

Total shareholders’ equity	31,050	–	(1)	(50)	(285)	(296)	72	–

Minority interest	–	–	743	–	–	–	–	–

Total equity	31,050	–	742	(50)	(285)	(296)	72	–

Total liabilities and equity	1,096,546	463,364	–	43,498	(298)	(87)	72	6

// 71

by accounting topic											IFRS
Loans held	Financial	Financial	Real estate	Share-	Pensions	Deriva-	Currency	Other	Tax	Total
for sale re-	assets	asset	& leasing	based		tives on	translation			revalu-
classified	available	derecogni-		compen-		Deutsche	adjust-			ation
to trading	for sale	tion		sation		Bank	ments
						shares

(F)	(G)	(H)	(I)	(J)	(K)	(L)	(M)	(N)	(O)

–	–	–	–	–	–	–	–	–	–	18	6,080

–	–	–	–	–	–	–	–	–	–	(410)	19,376

–	–	279	–	–	–	–	–	–	–	279	11,037

–	–	–	–	–	–	–	–	–	–	–	71,292

32	(2)	1,257	–	–	–	(229)	–	7	–	18,074	1,059,693

–	215	–	–	–	–	–	–	–	–	12,057	38,738

–	–	–	–	–	–	–	–	–	–	(61)	3,112

1	1	1,461	–	–	–	–	–	1	(40)	16,314	187,427

–	–	–	–	–	–	–	–	–	–	44	3,178

–	–	–	–	–	–	–	–	–	–	1	8,046

–	–	(557)	(78)	–	(826)	–	–	–	–	(1,722)	191,432

–	–	–	–	–	–	–	–	–	864	983	6,075

33	214	2,439	(78)	–	(826)	(229)	–	8	824	45,576	1,605,486

–	–	5,593	–	–	–	–	–	–	–	4,494	378,556

–	–	–	–	–	–	–	–	–	–	1	103,277

–	–	(616)	–	–	–	–	–	–	–	(617)	11,782

–	–	(1,448)	–	–	–	(193)	–	–	–	(1,362)	682,410

–	–	(102)	–	–	–	–	–	–	–	28,880	58,370

(14)	–	331	(127)	40	146	–	–	(9)	1	998	197,325

–	(4)	–	–	–	–	–	–	–	–	5	1,800

–	–	–	–	–	–	–	–	–	(361)	(176)	6,817

–	–	(1,305)	–	–	–	–	–	–	–	8,409	125,665

–	–	–	–	–	–	–	–	–	–	5,050	4,391

–	–	–	–	–	–	1,268	–	–	–	1,267	4,673

(14)	(4)	2,454	(127)	40	146	1,074	–	(9)	(361)	46,948	1,575,066

–	–	–	–	–	–	–	–	–	–	–	1,335

–	–	–	–	408	–	(45)	–	–	401	763	14,772

49	(21)	(15)	48	(448)	(984)	(18)	(1,366)	17	(1,281)	(4,728)	18,505

–	–	–	–	–	–	–	–	–	–	–	(2,205)

–	–	–	–	–	–	(1,240)	–	–	–	(1,240)	(4,646)

(1)	239	–	–	–	12	–	1,366	–	2,066	3,833	1,916

47	218	(14)	48	(40)	(971)	(1,304)	–	17	1,185	(1,372)	29,677

–	–	–	–	–	–	–	–	–	–	–	743

47	218	(14)	48	(40)	(971)	(1,304)	–	17	1,185	(1,372)	30,420

33	214	2,439	(78)	–	(826)	(229)	–	8	824	45,576	1,605,486

// OTHER INFORMATION	// 72
Other Information
VALUE-AT-RISK OF TRADING UNITS 1, 2

	Total		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk
in € m.	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Average[3]	83.8	69.5	56.2	51.0	56.2	41.7	15.4	14.1	11.4	11.8

Maximum[3]	118.8	82.0	84.9	66.1	90.5	60.2	28.9	46.2	18.0	25.0

Minimum[3]	66.5	58.3	42.7	42.1	47.3	31.4	5.9	4.5	5.7	5.2

Period end[4]	74.7	76.9	55.3	50.3	52.6	53.0	10.8	12.2	9.6	5.4

1	All figures for 1-day holding period; 99 % confidence level.

2	Value-at-risk is not additive due to correlation effects.

3	Amounts show the bands within which the values fluctuated during the period January 1 to September 30, 2007 and the year 2006, respectively.

4	Figures for 2006 as of December 31, 2006; figures for 2007 as of September 30, 2007.
TARGET DEFINITION
Target definition excludes certain significant gains (such as gains from the sale of industrial holdings or businesses) or certain significant charges (such as charges from restructuring, goodwill impairment or litigation) if they are not indicative of the future performance of our core businesses. All our targets will be tracked on this basis.
PRE-TAX RETURN ON AVERAGE ACTIVE EQUITY (TARGET DEFINITION)

	Three months ended		Nine months ended
in € m., unless stated otherwise	Sep 30, 2007	Sep 30, 2006	Sep 30, 2007	Sep 30, 2006
Income before income taxes (IBIT)	1,449	1,782	7,312	6,424

Less pretax minority interest	(10)	(7)	(20)	(24)

IBIT pretax attributable to Deutsche Bank shareholders	1,439	1,775	7,292	6,400

Add (deduct):
Certain significant gains (net of related expenses)	(491)[1]	(217)[2]	(873)[3]	(348)[4]
Certain significant charges	–	–	–	–

IBIT attributable to the Deutsche Bank shareholders (target definition)	948	1,558	6,418	6,052

Average shareholders’ equity	36,276	28,833	35,367	28,907

Add (deduct):
Average unrealized gains on financial assets available for sale/average fair value adjustments on cash flow hedges, net of applicable tax	(4,092)	(2,248)	(3,835)	(2,544)
Average dividend accruals	(1,755)	(1,210)	(2,142)	(1,541)

Average active equity	30,428	25,376	29,391	24,822

Pre-tax return on average shareholders’ equity	15.9%	24.6%	27.5%	29.5%

Pre-tax return on average active equity	18.9%	28.0%	33.1%	34.4%

Pre-tax return on average active equity (target definition)	12.5%	24.6%	29.1%	32.5%

1	Gains from the sale of industrial holdings (Linde AG and Allianz SE) of € 305 million and from the sale of premises (sale/leaseback transaction of 60 Wall Street) of € 187 million.

2	Gains from the sale of industrial holdings (Linde AG) of € 92 million and a settlement of insurance claims in respect of business interruption losses and costs related to the terrorist attacks of September 11, 2001 of € 125 million.

3	Gains from the sale of industrial holdings (Fiat S.p.A., Linde AG and Allianz SE) of € 432 million, income from equity method investments (Deutsche Interhotel Holding GmbH & Co. KG) of € 178 million, net of goodwill impairment charge of € 54 million, and gains from the sale of premises (sale and leaseback transaction of 60 Wall Street) of € 317 million.

4	Gain from the sale of the bank’s remaining holding in EUROHYPO of € 131 million, gains from the sale of industrial holdings (Linde AG) of € 92 million and a settlement of insurance claims in respect of business interruption losses and costs related to the terrorist attacks of September 11, 2001 of € 125 million.

// 73

AVERAGE ACTIVE EQUITY: We calculate active equity to make it easier to compare us to our competitors and we refer to active equity in several ratios. However, active equity is not a measure provided for in IFRS and you should not compare our ratios based on average active equity to other companies’ ratios without considering the differences in the calculation. The items for which we adjust the average shareholders’ equity are average unrealized net gains on assets available for sale, average fair value adjustments on cash flow hedges (both components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and for which payments occur once a year following the approval by the general shareholders’ meeting.
PRE-TAX RETURN ON AVERAGE SHAREHOLDERS’ EQUITY: Income before income tax expense attributable to Deutsche Bank shareholders (annualized), which is defined as IBIT less minority interest, as a percentage of average shareholders’ equity.
PRE-TAX RETURN ON AVERAGE ACTIVE EQUITY: Income before income tax expense attributable to Deutsche Bank shareholders (annualized), which is defined as IBIT less minority interest, as a percentage of average active equity.
PRE-TAX RETURN ON AVERAGE ACTIVE EQUITY (TARGET DEFINITION): Income before income tax expense attributable to Deutsche Bank shareholders according to target definition (annualized), which is defined as pre-tax income less significant gains and charges, as a percentage of average active equity.
DILUTED EARNINGS PER SHARE (TARGET DEFINITION)

	Three months ended		Nine months ended
in € m., unless stated otherwise	Sep 30, 2007	Sep 30, 2006	Sep 30, 2007	Sep 30, 2006
Net income attributable to Deutsche Bank shareholders	1,622	1,239	5,521	4,227

Add (deduct):
Post-tax effect of certain significant gains/charges	(406)[1]	(160)[2]	(673)[3]	(291)[4]
Certain significant tax effects	(353)[5]	–	(353)[5]	–

Net income attributable to Deutsche Bank shareholders (basis for target definition EPS)	863	1,079	4,494	3,936

Diluted earnings per share	€ 3.31	€ 2.43	€ 11.13	€ 8.05

Diluted earnings per share (target definition)	€ 1.76	€ 2.11	€ 9.06	€ 7.50

1	Gains from the sale of industrial holdings (Linde AG and Allianz SE) of € 305 million and the sale of premises (sale/leaseback transaction of 60 Wall Street) of € 101 million.

2
Gains from the sale of industrial holdings (Linde AG) of € 92 million and a settlement of insurance claims in respect of business interruption losses and costs related to the terrorist attacks of September 11, 2001 of € 67 million.

3
Gains from the sale of industrial holdings (Fiat S.p.A., Linde AG and Allianz SE) of € 431 million, income from equity method investments (Deutsche Interhotel Holding GmbH & Co. KG) of € 125 million, net of goodwill impairment charge of € 54 million, and gains from the sale of premises (sale and leaseback transaction of 60 Wall Street) of € 172 million.

4
Gain from the sale of the bank’s remaining holding in EUROHYPO of € 131 million, gains from the sale of industrial holdings (Linde AG) of € 92 million and a settlement of insurance claims in respect of business interruption losses and costs related to the terrorist attacks of September 11, 2001 of € 67 million.

5	Enactment of the German tax reform and utilization of capital losses.

// OTHER INFORMATION	// 74

DILUTED EARNINGS PER SHARE: Net income (loss) attributable to Deutsche Bank shareholders, which is defined as net income less minority interest, after assumed conversions, divided by weighted average of diluted shares outstanding.
DILUTED EARNINGS PER SHARE (TARGET DEFINITION): Net income (loss) attributable to Deutsche Bank shareholders (basis for target definition EPS), which is defined as net income less minority interest, post-tax effect of significant gains/charges and significant tax effects, after assumed conversions, divided by weighted average of diluted shares outstanding.